                                5,500,000 Shares

                                     [LOGO]
                             HA-LO INDUSTRIES, INC.
                                  Common Stock
                                 (No Par Value)

                                 -------------
Of the 5,500,000 shares of common stock, no par value ("Common Stock"), of HA-LO
 Industries, Inc. (the "Company" or "HA-LO") offered hereby (the "Offering"),
   3,750,000 shares are being sold by HA-LO and 1,750,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and
       Selling Shareholders." The Common Stock is listed on the New York
         Stock Exchange ("NYSE") under the symbol "HMK." On May 13,
           1998, the last reported sale price of the Common Stock on the NYSE composite tape was $33.125 per share. See "Price
                 Range of Common Stock and Dividend Policy."

For a discussion of certain factors that should be considered in connection with an
    investment in the Common Stock, see "Risk Factors" beginning on page 7. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                      Underwriting                       Proceeds to
                                                                      Discounts and     Proceeds to        Selling
                                                    Price to Public    Commissions      Company(1)      Shareholders
                                                    ---------------  ---------------  ---------------  ---------------
Per Share.........................................      $32.00            $1.60           $30.40           $30.40
Total(2)..........................................   $176,000,000      $8,800,000      $114,000,000      $53,200,000

------------------------

(1) Before deduction of expenses payable by the Company estimated at $826,000.

(2) The Company and one of the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 825,000 additional shares to cover over-allotments of shares. If the Underwriters exercise this option in full, the total Price to Public will be $202,400,000, Underwriting Discounts and Commissions will be $10,120,000, Proceeds to Company will be $133,000,000 and Proceeds to Selling Shareholders will be $59,280,000.

    The Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that the Common Stock will be ready for delivery on or about May 19, 1998, against payment in immediately available funds.

Credit Suisse First Boston
             ABN AMRO Incorporated
                          Merrill Lynch & Co.
                                       Morgan Stanley Dean Witter

                         Prospectus dated May 13, 1998

                              [Inside Front Cover]

    The following artwork will appear on the inside front cover of the prospectus: In the center of the page, there will be a photograph of the outside of the New York Stock Exchange, with various flags that contain the name 'HA-LO.' Around the outside edge of the page, surrounding the NYSE photograph, will be six photographs of select promotional products offered by HA-LO, imprinted with the logos of current or former HA-LO clients. Below such photographs will be the following disclaimer:

The pictures within this Prospectus display a variety of the products available from the Company. All companies whose logos appear on various merchandise are current or former clients. There can be no assurance that these companies will continue to be clients or will order the products shown here in the future.

                                 --------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED INTO THIS PROSPECTUS BY REFERENCE. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE INFORMATION SET FORTH UNDER "RISK FACTORS" BELOW. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS THE "COMPANY" AND "HA-LO" REFER TO HA-LO INDUSTRIES, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

    HA-LO is the largest and one of the fastest growing distributors of promotional products in the United States and also has substantial operations in Canada and Europe. In addition to its promotional products business, the Company provides other value-added marketing services, such as telephone-based marketing, full-service advertising, events planning services and sports marketing.

    HA-LO's promotional products business represented over 80% of its 1997 net sales. To market its promotional products, HA-LO utilizes a system of 25 sales offices with showrooms located primarily in the United States and also in Canada and Europe. The showrooms display some of the 300,000 products provided by the Company's network of more than 2,500 vendors. HA-LO's approximately 700 core sales representatives market and sell promotional products primarily to large and mid-sized corporations. The Company's promotional products are items that are useful or decorative and are imprinted or otherwise customized with a customer's name, logo or message. These products are utilized by the Company's customers for marketing, to build brand recognition and as employee incentives, customer gifts and giveaways. Promotional products are designed to be utilized by the recipient over an extended period of time, so that the products enjoy repeated exposure and reinforce a brand name or marketing message. The Company has exclusive rights to distribute merchandise manufactured by Champion Products, Inc. and Roots, Canada to corporate customers in the United States and Canada. HA-LO also has established a joint marketing relationship with Sony Signatures, a division of Sony Corporation of America and one of the lead sponsors of World Cup Soccer '98. Customers of HA-LO include AlliedSignal, America Online, Ameritech, Ford Motor Company, General Electric, General Mills, Motorola, Time Warner, the Chicago Bulls and the Green Bay Packers.

    The Company leverages its promotional products business expertise by developing innovative promotional products and programs that are tailored to satisfy its customers' specific needs. HA-LO cross-sells complementary marketing services through its other operating divisions and subsidiaries: Events by HA-LO-Registered Trademark-, an event planning business; HA-LO
Sports-Registered Trademark-, a sports marketing agency; and Duncan & Hill, a full-service advertising and marketing communications agency. In addition, the Company provides telephone-based marketing services through its wholly-owned subsidiary, Market USA, Inc. ("Market USA"), which maintains a network of approximately 2,100 telephone representatives and over 1,200 workstations in 19 call centers located primarily throughout the Midwestern U.S. and Canada.

    The Company went public in November 1992 and, since then, has experienced steady growth. Net sales and net income for 1997 were $413.8 million and $13.9 million, respectively. This translates to compound annual growth rates for the five-year period from 1993 through 1997 of 30% for net sales and 40% for net income.

STRATEGY

    BUSINESS STRATEGY. The Company believes its business strategy is attractive to customers, as well as to its sales representatives and employees, and will enable it to expand its leadership position in the marketing and promotional products industry. Key components of the Company's business strategy are to:

    (i) increase brand identity and corporate visibility;

    (ii) leverage flexible expense structure;

   (iii) capitalize on buying power;

    (iv) continue to offer sophisticated design and service capabilities; and

    (v) expand sales support capabilities.

    GROWTH STRATEGY. The Company believes its business strategy is the foundation on which it has achieved, and will continue to achieve, strong growth in sales and earnings. The Company expects that continued growth will arise from internal growth, increases in its market share, acquisitions and strong industry fundamentals. Key elements of the Company's growth strategy are to:

    (i) leverage its size and distribution capabilities;

    (ii) expand the range of complementary marketing services it provides;

   (iii) further penetrate its existing customer relationships;

    (iv) expand and strengthen its sales force;

    (v) pursue strategic, accretive acquisitions; and

    (vi) obtain additional exclusive distribution agreements.

INDUSTRY

    The U.S. promotional products industry continues to grow rapidly. According to Promotional Products Association International, total industry revenues increased 18% in 1996 to approximately $9.5 billion, representing an acceleration over the previous four-year average annual growth rate of 16.3%. The promotional products market currently constitutes a relatively small portion of the overall advertising market, representing just 6% of the $171.0 billion of total advertising expenditures in 1996. The Company believes the promotional products industry will continue to gain an increasingly larger share of total advertising expenditures because promotional products are more cost-effective, longer-lasting and better targeted than traditional advertising. The industry, which is highly fragmented and undergoing consolidation, currently is comprised of approximately 15,000 distributors, 98% of which had sales of less than $2.5 million in 1996.

    The telemarketing industry also is highly fragmented and competitive. According to Direct Marketing Association, $97.8 billion was spent on telephone-based direct marketing in 1996, which is more than twice the amount spent a decade earlier. Although approximately 90% of the market is comprised of in-house organizations, the Company believes that this market will continue to grow as companies continue to outsource telemarketing services in order to focus on their primary businesses.

                                  THE OFFERING

Common Stock Offered by the Company...........................  3,750,000 shares

Common Stock Offered by the Selling Shareholders..............  1,750,000 shares

    Total Common Stock Offered................................  5,500,000 shares

Common Stock to be Outstanding Immediately after the            25,283,388(1)
  Offering....................................................

Use of Proceeds to the Company................................  To repay approximately $48.0 million of indebtedness, for
                                                                future acquisitions and for
                                                                general corporate purposes,
                                                                including working capital.
                                                                See "Use of Proceeds."

NYSE Symbol...................................................  HMK

------------------------

(1) Does not include 4,512,970 shares of Common Stock reserved for issuance upon exercise of outstanding options (excluding options exercised in connection with the Offering) and 1,056,702 shares of Common Stock reserved for issuance upon exercise of outstanding warrants as of April 1, 1998.

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1997        1996        1995        1994        1993
                                                       ----------  ----------  ----------  ----------  ----------
INCOME STATEMENT DATA(1):
Net Sales............................................  $  413,791  $  344,422  $  283,080  $  195,003  $  145,652
Cost of Sales........................................     279,984     244,259     206,346     140,081     105,346
                                                       ----------  ----------  ----------  ----------  ----------
Gross Profit.........................................     133,807     100,163      76,734      54,922      40,306
Selling Expenses.....................................      52,126      40,159      31,689      22,913      14,579
General and Administrative Expenses..................      52,817      43,587      34,312      24,876      21,096
Non-recurring Charges Related to Acquisitions........       3,845       1,693       1,800      --          --
                                                       ----------  ----------  ----------  ----------  ----------
  Operating Income...................................      25,019      14,724       8,933       7,133       4,631
Interest Expense, Net................................      (1,878)       (938)     (2,149)     (1,012)       (613)
                                                       ----------  ----------  ----------  ----------  ----------
Income Before Income Taxes...........................      23,141      13,786       6,784       6,121       4,018
Provision for Income Taxes...........................       9,259       6,360       2,515       1,284         438
                                                       ----------  ----------  ----------  ----------  ----------
Net Income...........................................  $   13,882  $    7,426  $    4,269  $    4,837  $    3,580
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Pro Forma Net Income(2)..............................              $    8,241  $    4,070  $    3,673  $    2,411
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Net Income Per Share--Diluted(2),(3).................  $     0.64  $     0.39  $     0.23  $     0.23  $     0.15
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA(1):
Working Capital......................................  $   77,871  $   57,729  $   39,350  $   23,306  $   14,597
Total Assets.........................................     210,627     128,682     107,780      77,011      52,427
Long-term Debt.......................................      43,626      28,006      12,112      13,536       6,789
Shareholders' Equity(4)..............................      81,386      57,114      46,865      20,383      16,798

OTHER FINANCIAL DATA(1):
EBITDA(5)............................................  $   30,860  $   19,854  $   12,582  $    8,136  $    5,720
Capital Expenditures.................................       8,189       7,495       3,252       1,592       2,135

------------------------

(1) All periods presented include acquisitions accounted for using the pooling-of-interests accounting method.

(2) Certain entities acquired by the Company and accounted for using the pooling-of-interests accounting method had elected to be treated as S Corporations and were not subject to Federal income taxes prior to acquisition by the Company. Pro forma net income includes unaudited provision for income taxes for such entities, computed at an effective rate of 40%.

(3) Includes non-recurring charges related to acquisitions in 1997, 1996 and 1995 of $0.11, $0.05 and $0.06, respectively.

(4) Includes dividends of $2,890, $3,912, $5,715, $1,276 and $785 declared by acquired companies in 1997, 1996, 1995, 1994 and 1993, respectively, prior to their acquisition by the Company.

(5) EBITDA represents income from operations before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. SEE "FORWARD-LOOKING STATEMENTS."

RISKS ASSOCIATED WITH GROWTH THROUGH ACQUISITIONS

    An important element of the Company's growth strategy has been and continues to be the acquisition of businesses that complement, enhance or geographically expand its existing services. Since January 1, 1993, the Company has acquired 18 promotional products companies and two telephone-based marketing companies. There can be no assurance, however, that HA-LO will be able to (i) maintain its recent growth rate through acquisitions, (ii) identify suitable acquisition candidates and acquire such companies on favorable terms, (iii) successfully integrate acquired businesses into its existing operations or realize the intended benefits of such acquisitions, or (iv) retain sales representatives and key employees previously associated with acquired businesses. To complete future acquisitions, the Company may issue a significant number of shares of Common Stock and/or incur significant additional indebtedness, which could have a dilutive effect on the Company's earnings or book value per share of Common Stock. See "Business-- Growth Strategy" and "Recent Developments."

DIFFICULTIES OF MANAGING RAPID GROWTH

    The Company has experienced rapid growth over the past several years as a result of internal growth and acquisitions. The Company's anticipated continued rapid growth can be expected to place significant demands on its management and resources. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected. See "Business--Growth Strategy."

QUARTERLY FLUCTUATIONS IN SALES AND EARNINGS; FOURTH QUARTER CONCENTRATION

    Some of the Company's customers tend to utilize a greater portion of their advertising and promotional budgets in the latter half of the year, which historically has resulted and may continue to result in a disproportionately large share of the Company's net sales being recognized in the fourth quarter. The Company incurs general and administrative expenses evenly throughout the year, which historically has resulted and may continue to result in a disproportionate share of its net income being reported in the fourth quarter. In addition, the timing of and method of accounting used to report the results of operations of acquired businesses may cause substantial fluctuations in the Company's operating results from quarter to quarter. Therefore, the operating results for one quarter may not be a reliable indicator of the results to be expected in any future quarter.

DEPENDENCE UPON SALES REPRESENTATIVES

    The success of the Company is largely attributable to its ability to attract, motivate and retain high quality sales representatives. The Company's sales force currently consists of approximately 700 core sales representatives. Most of the Company's sales representatives are independent contractors who are not contractually prohibited from representing other companies, including the Company's competitors. The Company is not dependent upon any one or any affiliated group of sales representatives for a material amount of its revenues; however, when a sales representative terminates his or her relationship with the Company, that representative's customers may cease to utilize the Company's services. There can be no assurance that the Company will not experience a significant turnover rate in the future. See "Business-- Personnel."

DEPENDENCE ON KEY PERSONNEL

    The Company's success has been the result, in large part, of the skills and efforts of the Company's senior management. In addition, the Company's success and continued growth will depend on its ability to recruit, hire, motivate and retain other highly qualified managerial personnel, including personnel previously employed by or associated with businesses acquired by the Company. The loss of one or several members of senior management or the inability of the Company to attract and retain highly qualified managerial personnel could have a material adverse effect on the Company's business, future growth, results of operations or financial condition. See "--Difficulties of Managing Rapid Growth" and "Management."

RISKS ASSOCIATED WITH THE COMPANY'S TELEPHONE-BASED MARKETING BUSINESS

    TECHNOLOGY. Market USA has made significant investments in sophisticated and specialized telecommunications and computer technology to enable it to provide customized telephone-based marketing solutions to its clients. The Company anticipates that it will need to periodically update this technology and develop new technology in order for Market USA to remain competitive. Market USA's business is highly dependent on its computer, telephone and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunctions, could have a materially adverse effect on the Company's business. Market USA's business also is dependent on services provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that Market USA cannot recover through an increase in service prices, or any significant disruption in telephone services, could have a material adverse effect on Market USA and the Company.

    GOVERNMENTAL REGULATION. The telemarketing industry has become subject to an increasing amount of federal and state regulation. For example, rules promulgated by the United States Federal Communications Commission limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. In addition, a number of states have enacted or are considering enacting legislation to regulate telephone solicitations. Market USA also is subject to various Canadian federal, provincial and territorial laws and regulations, including, but not limited to, certain fraud provisions of the Canadian Criminal Code and certain misleading advertising provisions of the Competition Act (Canada). Market USA believes that its operating procedures substantially comply with applicable governmental regulations regarding telephone solicitation; however, there can be no assurance that additional legislation, or changes in regulatory enforcement, will not limit the activities of Market USA or its clients in the future or significantly increase the cost of regulatory compliance.

    Several of the industries in which Market USA's clients operate, particularly the insurance and financial services industries, are subject to varying degrees of government regulation. Generally, compliance with these regulations is a responsibility shared by Market USA and its clients; however, Market USA could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. The telephone service representatives who sell insurance products are required, among other things, to be licensed by various state and provincial insurance commissions and to participate in regular continuing education programs. As a result, changes in these regulations or their enforcement could materially increase Market USA's operating costs.

    COMPETITION. The telemarketing industry is highly fragmented and is becoming increasingly competitive. Market USA competes with the in-house operations of its clients and potential clients and also with non-captive telemarketing and customer service corporations ranging in size from small firms offering special applications or short-term projects to large, publicly traded companies. Some of Market USA's competitors may have greater financial and technical capabilities and resources than the Company. There can be no assurance that additional competitors with greater resources than the Company will not enter the industry or that the Company's clients will not choose to conduct more of their telephone-based sales, marketing or customer service activities using in-house personnel. See "Business--Competition."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company currently has offices in the United States, Canada, Italy, Great Britain, Argentina, Belgium and Hong Kong, and an important component of the Company's growth strategy is to expand its international distribution capabilities. The Company seeks to acquire additional international businesses to further enhance its abilities to meet the needs of its multi-national clients; however, there can be no assurance that the Company will be able successfully to identify suitable international acquisition candidates, acquire such candidates on economically favorable terms or integrate acquired businesses into its existing operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, longer collection cycles, compliance with foreign laws, unexpected changes in regulatory requirements, staffing and managing foreign operations, political instability, currency control laws and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's existing international operations and on its international expansion plans. See "Business--Growth Strategy" and "Recent Developments."

FOREIGN SOURCES OF SUPPLY

    A sizeable portion of the Company's sales are comprised of products manufactured by foreign suppliers. The Company's use of foreign suppliers is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs, quotas and other import or export controls, currency fluctuations and changes in governmental policies. The Company currently has alternative domestic suppliers and regularly evaluates additional sources of supply. Orders placed with foreign suppliers must generally be placed further in advance than orders placed with domestic manufacturers. The Company believes that the foreign suppliers it uses are reliable and the Company has not experienced significant difficulties with such suppliers in the past; however, there can be no assurance that the Company will not experience any such difficulties in the future. See "Business--Purchasing and Vendor Networks."

COMPETITION

    The promotional products industry is highly fragmented and competitive, with few barriers to entry. The Company believes that its national and international distribution capabilities, professional sales force and complementary, value-added marketing services provide it with a competitive advantage; however, these capabilities also may result in higher administrative costs than those incurred by certain of HA-LO's smaller competitors. In addition, certain of the Company's competitors are manufacturers as well as distributors and may enjoy an advantage over the Company with respect to the cost of the goods they manufacture. The Company's existing competitors, and companies that may enter the market, may have substantially greater financial and other resources than HA-LO. The Company also competes for advertising dollars with other media, such as television, radio, newspapers, magazines and billboards. There can be no assurance that HA-LO will be able to continue to compete successfully against current and future competitors or that competitive pressures faced by HA-LO will not materially adversely affect its business, operating results and financial condition.

DISCRETIONARY USE OF PROCEEDS

    The Company expects to use a portion of net proceeds of the Offering to repay approximately $48.0 million of outstanding indebtedness. The remainder of the net proceeds will be used for working capital and general corporate purposes, internal growth and acquisitions, including a possible acquisition of a European-based promotional products distributor; however, the Company currently has no definitive agreements with respect to any material acquisitions. Consequently, a material portion of the Company's net proceeds of the Offering presently are uncommitted and the Company's management will have discretion over the use of such funds. See "Use of Proceeds" and "Recent Developments."

CERTAIN ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

    Certain provisions of the Company's Restated Articles of Incorporation, as amended (the "Articles"), and Amended and Restated By-laws (the "By-laws"), as well as provisions of the Illinois Business Corporation Act of 1983, as amended (the "IBCA"), could have the effect of preventing or delaying a takeover of the Company. The Company's Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, voting, liquidation, dividend and other rights, preferences and privileges of such shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate transactions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or to otherwise effect a change of control. The Company has no present plan to issue shares of Preferred Stock. The Company also has executed agreements with 10 of its officers providing for payment of specified amounts to such officers in the event their employment is terminated following a change of control. Additionally, the IBCA prohibits a corporation from engaging in a business combination with an "interested shareholder" for a period of three years after the transaction in which the person became an interested shareholder, unless: (i) the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (other than certain excluded shares), or (iii) upon or following the transaction in which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and the affirmative vote at a meeting of shareholders of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder; however, as amended by the Company's Articles, this provision requires the affirmative vote of only a majority of the Company's outstanding voting stock. An "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years prior to such transaction did own, 15% or more of the corporation's outstanding voting stock. These provisions could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, there will be 25,283,388 shares of Common Stock outstanding, of which approximately 4,205,000 shares constitute "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Of such restricted securities, the Company is required to file registration statements covering approximately 2,255,000 shares, to enable the holders thereof to resell such shares without restriction. The Company also has filed Registration Statements on Form S-8 covering an aggregate of 5,821,130 shares reserved for issuance upon exercise of options granted or to be granted under the Company's stock plans. As of April 1, 1998, options to purchase an aggregate of 4,512,970 shares of Common Stock (excluding options exercised in connection with the Offering) and warrants to purchase an aggregate of 1,056,702 shares of Common Stock were outstanding. In addition, the Company may issue a substantial number of shares of Common Stock as full or partial consideration for acquisitions of existing businesses. Sales in the public market of a substantial number of shares of Common Stock could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through future offerings of its equity securities. However, the Company, its directors and executive officers and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock or any securities convertible into or exchangeable for Common Stock for 90 days after the effective date of the Offering without the prior written consent of Credit Suisse First Boston Corporation. See "Shares Eligible for Future Sale" and "Underwriting."

VOLATILITY OF STOCK PRICE

    The Common Stock historically has been subject to significant price fluctuations in response to a variety of factors, including quarterly variations in operating results, announcing acquisitions, strategic alliances and joint ventures, general conditions in the promotional products industry, and general economic and market conditions. In addition, the stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of equity securities of some companies and that often have been unrelated to the operating performance of such companies. See "Price Range of Common Stock and Dividend Policy."

YEAR 2000 COMPLIANCE

    Date sensitive computer applications that currently record years in two-digit, rather than four-digit, format may be unable to properly categorize and process dates occurring after December 31, 1999 (the "Year 2000" problem). The Company has made a preliminary determination that it will not incur significant costs to make its software programs and operating systems Year 2000 compliant. If Year 2000 related failures were to occur in the Company's computer and information systems, however, the Company could incur significant, unanticipated liabilities and expenses.

                           FORWARD-LOOKING STATEMENTS

    Statements herein regarding HA-LO's prospective business, growth and acquisition opportunities are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve substantial risks and uncertainties. Forward-looking statements include statements contained in the "Prospectus Summary," "Management's Discussion and Analysis" and "Business" sections of this Prospectus regarding the Company's ability to (i) continue to grow through acquisitions of businesses, (ii) integrate acquired businesses successfully into its existing operations, (iii) continue to recruit, motivate and retain high quality sales representatives and management personnel, and (iv) cross-sell promotional products, sports marketing, advertising services and telephone-based marketing services across its customer base. Forward-looking statements also include statements relating to the Company or its operations that are preceded by terms such as "expects," "believes," "intends" and similar expressions. The Company's actual results of operation or financial performance may differ materially from those implied by such forward-looking statements as a result of various factors, including, without limitation, the following: (a) most of the Company's sales representatives are independent contractors who are not contractually prohibited from representing other companies, including competitors of the Company; (b) the Company's ability to cross-sell its complementary yet distinct promotional products, telephone-based marketing, advertising and sports marketing services depends, in large part, upon the Company's ability to educate and motivate its sales representatives; (c) the Company does not maintain its own manufacturing facilities and is dependent upon domestic and foreign manufacturers for its supply of promotional products; and
(d) the promotional products and telemarketing industries are very competitive. Actual results also may vary as a result of the other factors described under "Risk Factors."

                              RECENT DEVELOPMENTS

    The Company has reached a non-binding, preliminary understanding to acquire a European-based distributor of promotional products for an estimated purchase price of approximately $60.0 million, approximately half of which is expected to be paid in shares of Common Stock with the remainder being paid using a portion of the Company's net proceeds of the Offering. The transaction is subject to, among other things, the execution of definitive agreements, appropriate corporate approvals and completion of the Company's business and legal due diligence reviews. Accordingly, there can be no assurance that this acquisition will be completed or, if completed, regarding the ultimate purchase price or the definitive terms thereof.

    The Internal Revenue Service (the "IRS") has completed its field audit examination of the Company's federal employment tax returns for the years ended December 31, 1994 and 1993. This examination included a review of the facts, circumstances and legal authority supporting the Company's position that its independent sales representatives of promotional products have properly been treated as independent contractors for federal employment tax purposes. The IRS examination has been concluded without penalty or assessments of additional employment tax.

    On April 30, 1998, the Company announced its results of operations for the quarter ended March 31, 1998. The Company's net sales increased 30.8% to $109.4 million for the quarter ended March 31, 1998 from $83.6 million for the quarter ended March 31, 1997. Net income for the quarter ended March 31, 1998 increased 199% to $1.9 million, or nine cents a share, from $638,500, or three cents a share, for the same period in 1997. Net income for the first quarter of 1998 includes a pre-tax non-recurring charge of $1.5 million relating to a fire that damaged the Company's office and distribution facility in Detroit and to the closing of a warehouse and embroidery operation in California. Net income for the first quarter of 1997 included a pre-tax non-recurring charge of $2.1 million incurred to complete two acquisitions that were accounted for using the pooling-of-interests accounting method. On a recurring basis, net income for the quarter ended March 31, 1998 increased 50% to $2.8 million from $1.9 million for the same period in 1997.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of Common Stock are estimated to be approximately $113.2 million ($132.2 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated Offering expenses. The Company expects to receive approximately $903,000 in proceeds from the exercise of options by two of the Selling Shareholders in connection with the Offering. Except for such proceeds, the Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

    The Company intends to use a portion of its net proceeds to repay approximately $48.0 million of indebtedness outstanding under its credit facilities, which consist of an unsecured revolving line of credit of up to $45 million (the "Revolver"), a term acquisition loan of up to $20 million (the "Term Loan") and various revolving credit facilities with several European banks of up to $5.0 million. The Revolver expires on January 31, 1999 and borrowings under the Term Loan mature on the earlier of five years from the date of borrowing or June 30, 2003. Borrowings under such credit facility bear interest at a per annum rate equal to (i) a specified bank's prime rate less .25%, or
(ii) the London Interbank Offered Rate ("LIBOR") plus an amount between .375% and 1.0%, which amount is determined based upon a ratio specified in the credit facility agreement. As of April 6, 1998, LIBOR was 5.7% and the applicable prime rate was 8.25%. Borrowings under the Revolver were used for general corporate purposes; no borrowings currently are outstanding under the Term Loan. Interest on borrowings under the European facilities ranges from 8% to 13%.

    The Company intends to use the remaining $65.2 million of net proceeds, together with amounts available under the Revolver and Term Loan, for future acquisitions and general corporate purposes, including working capital. The Company is engaged in ongoing evaluations of third parties regarding possible acquisitions and has reached a non-binding, preliminary understanding to acquire a European-based promotional products distributor for approximately $60.0 million, approximately half of which is expected to be paid in shares of Common Stock; however, the Company has not executed definitive agreements with respect to such acquisition and there can be no assurance that such acquisition will occur. See "Recent Developments." Pending any such uses, the Company plans to invest the net proceeds in investment grade, interest bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock is listed on the New York Stock Exchange under the symbol "HMK" and, prior to October 27, 1997, was publicly traded on the Nasdaq National Market under the symbol "HALO." The following table sets forth, for the periods indicated, the range of high and low sale prices, by quarter, for the Common Stock, as reported by the New York Stock Exchange and the Nasdaq National Market, as applicable.

                                                                                     HIGH          LOW
                                                                                   ---------    ---------
1996
  First quarter.................................................................    15 3/8       10 3/4
  Second quarter................................................................    23 13/16     14 3/8
  Third quarter.................................................................    25           15 1/4
  Fourth quarter................................................................    32 3/16      21 3/4

1997
  First quarter.................................................................    29           12 1/2
  Second quarter................................................................    25 1/4       14 1/2
  Third quarter.................................................................    29 5/16      22 1/2
  Fourth quarter................................................................    29 3/8       23 1/4

1998
  First quarter.................................................................    38 3/8       24 7/16
  Second quarter (through May 13, 1998).........................................    35 11/16     30 3/4

    On May 13, 1998, the last sale price of the Company's Common Stock as reported on the New York Stock Exchange composite tape was $33.125 per share. As of April 1, 1998, there were approximately 3,800 holders of record of the Company's Common Stock.

    Since its initial public offering in October 1992, the Company has not paid any cash dividends on its Common Stock; however, six companies acquired by HA-LO since December 1995 in transactions accounted for using the pooling-of-interests accounting method paid aggregate cash dividends in 1996 and 1997 of $3.9 million and $2.9 million, respectively. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Company's credit facility restricts the payment of cash dividends if an event of default exists thereunder or if the payment of the dividend would create an event of default. No event of default currently exists under the credit facility.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1997 the Company's cash and cash equivalents, long-term debt and capitalization (i) on an actual basis and (ii) as adjusted to reflect the issuance and sale of the Common Stock offered hereby by the Company and the application of the estimated net proceeds to repay outstanding indebtedness. See "Use of Proceeds."

                                                                                              DECEMBER 31, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                                       (UNAUDITED)
                                                                                            (IN THOUSANDS EXCEPT
                                                                                               SHARE AMOUNTS)
Cash and equivalents.....................................................................  $    2,717   $  67,912
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Current maturities of long-term debt.....................................................  $    4,353   $  --
Long-term debt...........................................................................      43,626      --
                                                                                           ----------  -----------
    Total indebtedness...................................................................      47,979      --
                                                                                           ----------  -----------
Shareholders' equity:
  Preferred Stock, no par value; 10,000,000 shares authorized and none issued............      --          --
  Common Stock, no par value; 100,000,000 shares authorized; 21,085,237 shares issued and
    outstanding, actual, and 24,980,237 shares issued and outstanding, as adjusted(1)....      62,155     175,329
  Other..................................................................................      (2,132)     (2,132)
  Retained earnings......................................................................      21,363      21,363
                                                                                           ----------  -----------
  Total shareholders' equity.............................................................      81,386     194,560
                                                                                           ----------  -----------
    Total capitalization.................................................................  $  129,365   $ 194,560
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) Does not include 3,814,542 shares of Common Stock reserved for issuance upon exercise of options (excluding options exercised in connection with the Offering), and 1,056,702 shares of Common Stock reserved for issuance upon exercise of warrants, outstanding as of December 31, 1997.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following table presents selected financial data of HA-LO as of and for the five years ended December 31, 1997, which have been derived from audited financial statements of HA-LO. The following selected financial data should be read in conjunction with the Financial Statements and the related notes appearing elsewhere in this Prospectus.

                                                                        YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1997        1996        1995        1994        1993
                                                       ----------  ----------  ----------  ----------  ----------
INCOME STATEMENT DATA(1):
Net Sales............................................  $  413,791  $  344,422  $  283,080  $  195,003  $  145,652
Cost of Sales........................................     279,984     244,259     206,346     140,081     105,346
                                                       ----------  ----------  ----------  ----------  ----------
Gross Profit.........................................     133,807     100,163      76,734      54,922      40,306
Selling Expenses.....................................      52,126      40,159      31,689      22,913      14,579
General and Administrative Expenses..................      52,817      43,587      34,312      24,876      21,096
Non-recurring Charges Related to Acquisitions........       3,845       1,693       1,800      --          --
                                                       ----------  ----------  ----------  ----------  ----------
  Operating Income...................................      25,019      14,724       8,933       7,133       4,631
Interest Expense, Net................................      (1,878)       (938)     (2,149)     (1,012)       (613)
                                                       ----------  ----------  ----------  ----------  ----------
Income Before Income Taxes...........................      23,141      13,786       6,784       6,121       4,018
Provision for Income Taxes...........................       9,259       6,360       2,515       1,284         438
                                                       ----------  ----------  ----------  ----------  ----------
Net Income...........................................  $   13,882  $    7,426  $    4,269  $    4,837  $    3,580
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Pro Forma Net Income(2)..............................              $    8,241  $    4,070  $    3,673  $    2,411
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------
Net Income Per Share--Diluted(2),(3).................  $     0.64  $     0.39  $     0.23  $     0.23  $     0.15
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

BALANCE SHEET DATA(1):
Working Capital......................................  $   77,871  $   57,729  $   39,350  $   23,306  $   14,597
Total Assets.........................................     210,627     128,682     107,780      77,011      52,427
Long-term Debt.......................................      43,626      28,006      12,112      13,536       6,789
Shareholders' Equity(4)..............................      81,386      57,114      46,865      20,383      16,798

OTHER FINANCIAL DATA(1):
EBITDA(5)............................................  $   30,860  $   19,854  $   12,582  $    8,136  $    5,720
Capital Expenditures.................................       8,189       7,495       3,252       1,592       2,135

------------------------

(1) All periods presented include acquisitions accounted for using the pooling-of-interests accounting method.

(2) Certain entities acquired by the Company and accounted for using the pooling-of-interests accounting method had elected to be treated as S Corporations and were not subject to Federal income taxes prior to acquisition by the Company. Pro forma net income includes unaudited provision for income taxes for such entities, computed at an effective rate of 40%.

(3) Includes non-recurring charges related to acquisitions in 1997, 1996 and 1995 of $0.11, $0.05 and $0.06, respectively.

(4) Includes dividends of $2,890, $3,912, $5,715, $1,276, and $785 declared by acquired companies in 1997, 1996, 1995, 1994 and 1993, respectively, prior to their acquisition by the Company.

(5) EBITDA represents income from operations before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percent of net sales represented by each line item presented below. All periods presented have been restated to include the results of acquisitions accounted for using the pooling-of-interests method of accounting. This information should be read in conjunction with the Company's financial statements, notes thereto and other financial information included elsewhere in this Prospectus.

                                                        YEAR ENDED DECEMBER 31,
                                                    -------------------------------
                                                      1997       1996       1995
                                                    ---------  ---------  ---------
Net Sales.........................................      100.0%     100.0%     100.0%
Cost of Sales.....................................       67.7%      70.9%      72.9%
                                                    ---------  ---------  ---------
Gross Profit......................................       32.3%      29.1%      27.1%
Selling Expenses..................................       12.6%      11.7%      11.2%
General and Administrative Expenses...............       12.8%      12.6%      12.1%
Non-recurring Charges Related to Acquisitions.....        0.9%       0.5%       0.6%
                                                    ---------  ---------  ---------
  Operating Income................................        6.0%       4.3%       3.2%
Interest Expense, Net.............................        0.4%       0.3%       0.8%
                                                    ---------  ---------  ---------
Income Before Income Taxes........................        5.6%       4.0%       2.4%
Provision for Income Taxes........................        2.2%       1.8%       0.9%
                                                    ---------  ---------  ---------
Net Income........................................        3.4%       2.2%       1.5%
                                                    ---------  ---------  ---------
                                                    ---------  ---------  ---------
Pro Forma Net Income(1)...........................                   2.4%       1.4%
                                                               ---------  ---------
                                                               ---------  ---------

------------------------

(1) Certain entities acquired by the Company and accounted for using the pooling-of-interests accounting method had elected to be treated as S Corporations and were not subject to Federal income taxes prior to acquisition by the Company. Pro forma net income includes unaudited provision for income taxes for such entities, computed at an effective rate of 40%.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales increased 20.2% to $413.8 million from $344.4 million for 1996. Of the $69.4 million increase, $53.1 million is due to internal growth and $16.3 million is from acquired companies.

    GROSS PROFIT. Gross profit as a percentage of net sales for 1997 was 32.3% ($133.8 million) compared to 29.1% ($100.2 million) for 1996. The increase is due primarily to increased margins in the promotional products business and a continued focus on profitable growth.

    SELLING EXPENSES. Selling expenses as a percentage of net sales for 1997 were 12.6% ($52.1 million) compared to 11.7% ($40.2 million) for 1996. The .9% increase is due primarily to increased commissions attributable to sales growth and the increase in gross profit as a percentage of sales. To a lesser extent, the increase is due to increased investments in corporate visibility and exclusive product arrangements.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of net sales for 1997 were 12.8% ($52.8 million), relatively unchanged from 1996 ($43.6 million). The $9.2 million increase is due to increased infrastructure required to support the Company's growth.

    NON-RECURRING CHARGES RELATED TO ACQUISITIONS. Operating results for 1997 and 1996 include non-recurring charges of $3.8 million and $1.7 million, respectively, to complete acquisitions accounted for using the pooling-of-interests accounting method.

    INTEREST EXPENSE, NET. Net interest expense in 1997 increased to $1.9 million from $938,000 in 1996. The increase is due to working capital needs necessary to fund growth, an acceleration of payments to vendors of acquired companies to bring them in line with Company standards and additional borrowings incurred to fund certain 1997 acquisitions.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased 21.7% to $344.4 million in 1996 compared to 1995 sales of $283.1 million. Virtually all of the $61.3 million increase was attributable to internal growth.

    GROSS PROFIT. Gross profit as a percentage of net sales for 1996 was 29.1% ($100.2 million) compared to 27.1% ($76.7 million) in 1995. The increase is due primarily to a continued focus on profitable growth.

    SELLING EXPENSES. Selling expenses as a percentage of net sales for 1996 were 11.7% ($40.2 million) for 1996 compared to 11.2% ($31.7 million) in 1995. The .5% increase is due to increased commissions attributable to sales growth and the increase in gross profit as a percentage of net sales.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of net sales were 12.6% ($43.6 million) compared to 12.1% ($34.3 million) in 1995. The increase is due to increased infrastructure required to support the Company's growth.

    NON-RECURRING CHARGES RELATED TO ACQUISITIONS. Operating results for 1996 and 1995 include non-recurring charges of $1.7 million and $1.8 million, respectively, to complete acquisitions accounted for using the pooling-of-interests accounting method.

    INTEREST EXPENSE, NET. Net interest expense decreased to $938,000 in 1996 from $2.1 million in 1995. The decrease is the result of proceeds from the Company's public offering in November, 1995 being used to reduce debt.

LIQUIDITY AND CAPITAL RESOURCES

    Throughout 1996, the Company had a revolving credit facility with a bank providing for borrowings of up to $16 million. Interest on the facility was either the bank's prime rate or the London Interbank Offered Rate (LIBOR) plus 1.5%.

    In the first quarter of 1997, the Company refinanced its line of credit. The new agreement provides for an unsecured credit facility totaling $65 million, consisting of a $45 million revolving line of credit (the "Revolver") and $20 million term acquisition loan (the "Term"). The Revolver matures on January 31, 1999 and Term borrowings mature on the sooner of five years from the date of borrowing or June 30, 2003. The facility bears interest at either prime less
 .25% or LIBOR plus between .375% and 1% based on a defined ratio.

    As of December 31, 1997, the Company's working capital was $77.9 million compared to $57.7 million as of December 31, 1996. The $20.2 million increase in working capital is attributable to the overall sales growth of the Company and a continued focus on working capital management.

    Capital expenditures, excluding acquisitions, were approximately $8.2 million in 1997 compared to $7.5 million in 1996. The increase between years relates primarily to updating of the Company's computer systems and investments in facilities necessary to support the Company's growth. Management currently expects capital expenditures to be approximately $7.5 million in 1998, excluding acquisitions.

    Overall, the Company believes that availability from its credit facility, the net proceeds to the Company of the Offering and cash flows from future operations will be sufficient to satisfy its cash needs for the foreseeable future.

INFLATION

    Management does not believe that inflation had a significant impact on the Company's results of operations for the periods presented.

YEAR 2000 COMPLIANCE

    The Company's operating divisions and subsidiaries utilize various software programs and operating systems. Based upon its preliminary review, the Company does not believe that it will incur significant costs to make its software programs and operating systems Year 2000 compliant. The Company will continue to review its date sensitive software programs and operating systems and make necessary upgrades and modifications.

                                    BUSINESS

GENERAL

    HA-LO is the largest and one of the fastest growing distributors of promotional products in the United States and also has substantial operations in Canada and Europe. In addition to its promotional products business, the Company provides other value-added marketing services, such as telephone-based marketing, full-service advertising, events planning services and sports marketing.

    HA-LO's promotional products business represented over 80% of its 1997 net sales. To market its promotional products, HA-LO utilizes a system of 25 sales offices with showrooms located primarily in the United States and also in Canada and Europe. The showrooms display some of the 300,000 products provided by the Company's network of more than 2,500 vendors. HA-LO's approximately 700 core sales representatives market and sell promotional products primarily to large and mid-sized corporations. The Company's promotional products are items that are useful or decorative and are imprinted or otherwise customized with a customer's name, logo or message. These products are utilized by the Company's customers for marketing, to build brand recognition and as employee incentives, customer gifts and giveaways. Promotional products include (i) apparel, such as jackets, sweaters, hats and golf shirts, (ii) business accessories, such as clocks, portfolios, briefcases, blotters and pen and pencil sets, (iii) recognition awards, such as trophies and plaques, and (iv) other miscellaneous items, such as etched crystalware, calendars, golf accessories, key chains, watches and mugs. Promotional products are designed to be utilized by the recipient over an extended period of time, so that the products enjoy repeated exposure and reinforce a brand name or marketing message. The Company has exclusive rights to distribute merchandise manufactured by Champion Products, Inc. and Roots, Canada to corporate customers in the United States and Canada. HA-LO also has established a joint marketing relationship with Sony Signatures, a division of Sony Corporation of America and one of the lead sponsors of World Cup Soccer '98.

    The Company leverages its promotional products business expertise by developing innovative promotional products and programs that are tailored to satisfy its customers' specific needs. HA-LO cross-sells complementary marketing services through its other operating divisions and subsidiaries: Events by HA-LO-Registered Trademark-, an event planning business; HA-LO Sports-Registered Trademark-, a sports marketing agency; and Duncan & Hill, a full-service advertising and marketing communications agency. In addition, the Company provides telephone-based marketing services through its wholly-owned subsidiary, Market USA, which maintains a network of approximately 2,100 telephone representatives and over 1,200 workstations in 19 call centers located primarily throughout the Midwestern U.S. and Canada. The Company also provides corporate fulfillment services, which enable a customer to purchase a large quantity of promotional products that the Company warehouses and ships in smaller quantities at the direction of the customer. The Company's over 20,000 customers include manufacturing, financial service, broadcasting, technology, consumer product and communications companies, as well as professional sports teams. Customers of HA-LO include AlliedSignal, America Online, Ameritech, Ford Motor Company, General Electric, General Mills, Motorola, Time Warner, the Chicago Bulls and the Green Bay Packers.

INDUSTRY

    The U.S. promotional products industry continues to grow rapidly. According to Promotional Products Association International, the United States market for promotional products, measured by distributors' sales, has grown from approximately $5.2 billion in 1992 to approximately $9.5 billion in 1996, a compound annual growth rate of 16.3%. The Company believes the promotional products industry will continue to gain an increasingly larger share of total advertising expenditures because promotional products are more cost-effective, longer-lasting and better targeted than traditional advertising. Currently, the promotional products market constitutes a relatively small portion of the overall advertising market, representing just 6% of the $171.0 billion total advertising expenditures in 1996. The promotional products industry is highly fragmented and, according to industry sources, is undergoing consolidation. There currently are approximately 15,000 distributors of promotional products in the United States. Distributors tend to be closely-held entities with a local or regional focus, ranging from sole proprietorships that bring sample cases and suppliers' catalogs to their customers, to entities that maintain showrooms to assist customers in selecting from an array of available products. Industry sources estimate that approximately 98% of promotional products distributors each had sales of $2.5 million or less in 1996, with the 25 largest distributors in the aggregate accounting for less than 18% of industry sales in 1996. Some of the larger distributors are also manufacturers (or affiliates of manufacturers) of products traditionally used in the promotional products industry.

    The Company believes that as conventional forms of advertising become more expensive, companies increasingly will seek alternative methods of promotion. Promotional products and programs generally represent a lower cost alternative to more traditional advertising and can be utilized by companies to deliver specific messages to targeted recipients. Because promotional products are designed to be utilized by the recipient over an extended period of time, these products enjoy repeated exposure and reinforce a brand name or marketing message.

    The Company believes that many companies increasingly are patronizing a limited number of promotional products suppliers and are focusing on financially strong, full-service distributors. The criteria for selecting a distributor include cost, quality, responsiveness, breadth of service (including design and customization services), the ability to develop marketing programs and the ability to service clients nationally and internationally. Generally, only larger distributors with sufficient size, capabilities and financial resources are able to fulfill all of such criteria. The trend of companies to consolidate their suppliers provides an opportunity for full-service providers of marketing and promotional products services, such as the Company, to grow by obtaining new customers previously served by smaller competitors.

    The telemarketing industry also is highly fragmented and competitive, and includes both captive and independent companies. According to Direct Marketing Association, $97.8 billion was spent on telephone-based direct marketing in 1996, which is more than twice the amount spent a decade earlier. This significant industry growth has created a demand for technologically advanced high volume call centers dedicated to providing telemarketing services for clients on an outsourced basis. Although over 90% of the industry is comprised of in-house operations, many large companies increasingly are focusing on their core competencies and outsourcing their non-core functions. The advantages of telemarketing, which include high response rates, low cost per transaction, direct interaction with customers and the ability to immediately respond to customer inquiries, make it an attractive alternative to other forms of direct marketing.

BUSINESS STRATEGY

    The Company believes its business strategy is attractive to customers, as well as to its sales representatives and employees, and will enable it to expand its leadership position in the marketing and promotional products industry. Key components of the Company's business strategy are and have been to:

    INCREASE BRAND IDENTITY AND CORPORATE VISIBILITY. A significant part of the Company's marketing efforts has been directed toward increasing public recognition of the HA-LO brand name. The Company has successfully marketed itself through associations with professional sports teams and by advertising at major sports arenas and events. Professional sports teams whose venues display the HA-LO name include the Chicago Bulls, Chicago Cubs, Cincinnati Reds, Dallas Mavericks, Detroit Tigers, Houston Astros, Los Angeles Clippers, Milwaukee Brewers, Minnesota Twins, Montreal Expos, Oakland Athletics, Philadelphia 76ers, Pittsburgh Pirates, San Diego Padres, Vancouver Canucks and Vancouver Grizzlies. The Company also has created an exclusive line of apparel known as "HA-LO Casuals" and a line of general merchandise known as the "HA-LO Global" collection. The Company believes that these high visibility promotional relationships and branded products have greatly increased its name recognition and intends to pursue additional sports related marketing opportunities and develop additional lines of exclusive products.

    LEVERAGE FLEXIBLE EXPENSE STRUCTURE.  The Company minimizes fixed costs by:
(i) compensating its sales force almost exclusively on a commission basis, (ii) sourcing its products from reliable vendors, thereby avoiding fixed costs associated with internal manufacturing, (iii) handling a substantial majority of its sales via direct shipment from the vendor to the customer, thereby minimizing the Company's inventory risks, and (iv) centralizing primary corporate functions, such as accounting, human resources, warehousing and information systems. The Company believes that the high proportion of its variable expenses relative to its fixed costs results in less fluctuations in its profitability.

    CAPITALIZE ON BUYING POWER. As the nation's largest distributor of promotional products, the Company has successfully negotiated preferred pricing and rebate programs from many of its vendors and has developed relationships with reliable overseas manufacturers that satisfy the Company's strict quality and delivery standards. The Company believes its sales volume and financial strength have earned it a reputation as a low-cost, high service provider of promotional products.

    CONTINUE TO OFFER SOPHISTICATED DESIGN AND SERVICE CAPABILITIES. The Company seeks to position itself as an integral part of its customers' overall marketing and advertising programs by offering more sophisticated services than the typical smaller promotional products distributor. The Company's in-house design and production department enables the Company to provide customized solutions to address its customers' marketing needs. Once a new promotional products concept has been designed, the Company's full-service, self-contained art department has the capability, generally within 24 hours, to produce a visual representation of the product for customer approval. The Company can design and produce in-house for its customers complete catalogs of promotional products. In addition, the Company's relationships with a wide range of suppliers enable the Company to consistently deliver high quality products to its customers on a timely basis. The Company believes that these capabilities give it a competitive advantage in attracting new customers and in capturing a greater percentage of its customers' marketing and promotional products orders.

    EXPAND SALES SUPPORT CAPABILITIES. Through its corporate offices, the Company provides centralized accounting, human resources, warehousing and information systems services. The Company currently is upgrading its information system to link its sales offices and enable sales representatives to receive detailed information regarding their customers' purchasing patterns, payment history and order status. These capabilities are integral to the Company's ability to attract and retain high quality sales representatives and enable the sales representatives to focus their energies on servicing customers and soliciting new business.

GROWTH STRATEGY

    The Company believes its business strategy is the foundation on which it has achieved, and will continue to achieve, strong growth in sales and earnings. The Company expects that continued growth will arise from internal growth, increases in its market share, acquisitions and strong industry fundamentals. Key elements of the Company's growth strategy include the following:

    LEVERAGE SIZE AND DISTRIBUTION CAPABILITIES. HA-LO is the largest company in a fragmented industry consisting of over 15,000 companies, approximately 98% of which each have annual revenues of $2.5 million or less. The Company believes that it is one of the few companies that has the capability to service large, international corporate customers. For example, under its corporate fulfillment programs, HA-LO (i) develops catalogs for its customers displaying promotional products customized with the customers' names and logos, (ii) warehouses large quantities of promotional products purchased by its customers, and (iii) ships purchased products in smaller quantities at the direction of the customer. HA-LO's corporate fulfillment program affords large customers lower per unit costs and the flexibility to receive immediate delivery of small quantities as needed. The Company believes that these customers will seek to consolidate their marketing and promotional products purchases with one or a few larger suppliers, resulting in substantial opportunities for the Company.

    EXPAND COMPLEMENTARY MARKETING SERVICES. The Company has expanded its promotional products business to include additional marketing services to capitalize on the trends toward outsourcing and "one-stop shopping" and to better penetrate its customer base. The Company also provides telephone-based marketing services, full-service advertising and marketing, sports marketing and event planning services. The Company continuously is exploring other services, such as licensing, sales promotion and other business marketing services, that would complement its current service offerings and facilitate the sale of additional promotional products to existing customers. See "Products and Services--Integrated Marketing Services."

    FURTHER PENETRATE EXISTING CUSTOMER RELATIONSHIPS. The Company has developed strong relationships with numerous large customers, many of which have significant marketing budgets. As a result of such relationships, the Company increasingly is being consulted by its customers in the initial stages of their marketing programs. The Company believes this creates opportunities to proactively introduce new and creative promotional products and programs and cross-sell its complementary marketing services. The Company has implemented an on-going training and education program to enable its sales representatives to effectively cross-sell other HA-LO marketing services to their customers and further penetrate its existing customer base. HA-LO sales representatives also receive financial incentives based on their success in cross-selling.

    EXPAND AND STRENGTHEN SALES FORCE. The Company seeks to continue to grow by adding more sales representatives, opening additional sales offices and increasing the productivity of its sales force. During 1997, over 50 experienced sales representatives joined HA-LO (excluding sales representatives of acquired businesses), primarily from other companies in the promotional products industry. The Company believes industry sales representatives are attracted to HA-LO for many reasons, including HA-LO's purchasing power, managerial expertise, financing capabilities, exclusive product arrangements, national and international fulfillment capabilities, corporate visibility and the full range of marketing services it offers to its clients. The Company has successfully increased the productivity of its sales representatives through performance-based compensation, general sales training and education regarding HA-LO's various services, and as a result of its enhanced fulfillment capabilities, exclusive product lines, sophisticated systems and increased visibility in the marketplace. The Company currently has 25 sales offices with showrooms, located primarily throughout the United States and also in Canada and Europe, that provide customers with the opportunity to view the wide array of products offered by HA-LO and develop ideas for additional products and programs that can be used in the customers' marketing campaigns.

    PURSUE STRATEGIC, ACCRETIVE ACQUISITIONS. The Company believes that it is well positioned to continue its consolidation of the fragmented promotional products industry. Although the Company is the largest of the approximately 15,000 competitors in the $9.5 billion promotional products industry, its promotional products revenues account for only 3% of total industry revenues. The Company is pursuing acquisitions that will provide it with high quality sales representatives, established customer bases and management expertise, and that will enable the Company to enter new geographic markets, including international markets. In addition to its domestic acquisition activities, HA-LO actively is pursuing international acquisitions to establish a foundation for better serving its existing multinational clients and obtaining more international business. Since January 1, 1993, the Company has acquired 18 promotional products companies and two telephone-based marketing companies, all of which have been accretive. The Company believes it has demonstrated its ability to successfully integrate newly-acquired businesses into its existing operations and improve the performance and profitability of acquired businesses. In addition, the Company intends to make strategic acquisitions in the fragmented telemarketing industry. Through selected strategic acquisitions, Market USA intends to provide telephone-based marketing services to customers in additional industries, expand the scope of services it provides and complement its existing industry client base.

    OBTAIN ADDITIONAL EXCLUSIVE DISTRIBUTION AGREEMENTS. HA-LO's size and scope has enabled it to obtain exclusive rights to distribute merchandise of brand-name suppliers. In 1997, the Company signed exclusive distribution agreements with Champion Products, Inc., a division of Sara Lee Corporation, which give HA-LO exclusive rights to sell branded Champion Products apparel to corporate customers in the United States and Canada. Champion Products, Inc. is a leading manufacturer, distributor and retailer of premier athletic clothing and apparel. Also in 1997, the Company signed an exclusive distribution agreement with Roots, Canada to sell branded Roots' products to corporate customers in the United States and Canada. Roots, Canada is a manufacturer of high quality leather jackets, active wear, luggage and accessories. The Company has developed catalogs featuring Champion Products and Roots merchandise, which its sales representatives use to market these products. The Company intends to sign additional exclusive distribution agreements to provide its sales representatives with a competitive advantage in obtaining and servicing customers. See "Products and Services--Integrated Marketing Services."

PRODUCTS AND SERVICES

    PROMOTIONAL PRODUCTS. Promotional products are items that are useful or decorative and are imprinted or otherwise customized with a customer's name, logo or message. These products are utilized by the Company's customers for marketing, to build brand recognition, and as employee incentives, customer gifts and giveaways. Promotional products include: (i) apparel, such as jackets, sweaters, hats and golf shirts, (ii) business accessories, such as clocks, portfolios, briefcases, blotters and pen and pencil sets, (iii) recognition awards, such as trophies and plaques, and (iv) other miscellaneous items, such as etched crystalware, calendars, golf accessories, key chains, watches and mugs. The Company's sales representatives work closely with each customer to develop a marketing program that utilizes promotional products designed to reach the specific audience targeted by the customer.

    HA-LO also provides its clients with comprehensive marketing support through the following services: custom product development, from concept design to sourcing and distribution; graphic services and design development; and catalog design. When an idea for a new promotional product is conceived, the Company's full-service, self-contained art department generally has the capability to produce, within 24 hours, a visual representation of the product for customer approval. HA-LO's art department employs full-time artists with experience in design, illustration, graphics and typography and utilizes state of the art design software and equipment. The Company's in-house customization department performs limited engraving, hot stamping and silk screening on both samples and finished products, which enables the Company to produce samples on short notice and satisfy customer requests for personalized merchandise. The Company believes that its comprehensive design and production capabilities distinguish it from many of its competitors.

    The Company also provides corporate fulfillment services, which enable a customer to purchase a large quantity of promotional products that the Company warehouses and ships in smaller quantities at the direction of the customer. Corporate fulfillment programs generally are implemented in conjunction with a customer catalog or brochure that features the type of customized products available for shipment. The Company's corporate fulfillment programs afford large customers lower per unit costs and the ability to receive timely deliveries of small quantities as needed. Such programs generally require the customer to purchase all custom inventory remaining at the conclusion of the program. The Company also provides computerized inventory reports that assist the customer in monitoring its marketing efforts. If requested by HA-LO customers, these systems automatically reorder products at predetermined levels.

    INTEGRATED MARKETING SERVICES. The Company's ability to provide integrated marketing services that complement its promotional products business differentiates it from the approximately 15,000 other companies in the promotional products industry. The Company delivers its integrated marketing services through the following operating divisions and subsidiaries:

        MARKET USA. The Company creates, manages and conducts large scale telephone-based marketing programs for corporate clients primarily in the insurance and financial service industries. Market USA employs more than 2,100 telephone service representatives ("TSRs"), including approximately 340 licensed insurance agents, who provide script development, telephone-based direct sales, database analysis and management, consultation and program design, as well as customer lead acquisition services, to clients. For example, Market USA implemented a customer satisfaction and giveaway program for a large retail client, in which it contacted recent purchasers of the client's products to assess their satisfaction with the client's product and to offer them a free gift. Market USA currently maintains a network of over 1,200 workstations in 19 call centers located primarily throughout the Midwestern United States and Canada.

        During the course of each telephone-based marketing program, Market USA carefully monitors its representatives to ensure strict compliance with the script and to maintain quality and efficiency. Market USA's extensive call monitoring programs and information systems also enable it to provide clients with hourly reports, if desired, on the status of an ongoing marketing campaign. Access to such data enables Market USA's clients to modify or enhance a program to improve its effectiveness.

        HA-LO SPORTS-REGISTERED TRADEMARK-. HA-LO Sports-Registered Trademark-helps customers achieve their business goals and objectives using sports and entertainment marketing opportunities. HA-LO Sports-Registered Trademark-provides services such as development and negotiation of sponsorship arrangements and athlete and celebrity endorsements, event creation and operation and sponsorship sales. For example, HA-LO Sports-Registered Trademark- teamed with a major recording studio to produce a compact disc and cassette tape entitled "The Chicago Bulls Greatest Hits." The compact disc and cassette tape were sold exclusively by a large retailing customer of the Company, thereby increasing retail traffic for the customer and generating net revenues for both the recording studio and the customer.

        EVENTS BY HA-LO-REGISTERED TRADEMARK-. Events by HA-LO-Registered Trademark- is a corporate event production company specializing in orchestrating corporate meetings, seminars, events and incentive programs. For example, Events by HA-LO-Registered Trademark- coordinated a series of seminars to enable a large corporate client to present its capabilities to potential customers in markets throughout the country. Events by HA-LO-Registered Trademark- coordinated the theme and the staging of the seminars, and then booked venues in cities across the United States to host these "road show" presentations.

        DUNCAN & HILL. Duncan & Hill is a full-service advertising and marketing communications agency that provides both strategic and creative development of marketing campaigns for all media. Services provided by Duncan & Hill include positioning, strategic planning, market research and media planning and buying. For example, Duncan & Hill developed a regional promotional game for one of its national franchise customers, including creating all point of purchase materials and radio commercials and structuring the instant win game and sweepstakes rules.

PURCHASING AND VENDOR NETWORKS

    The Company's business strategy includes focusing on sourcing, rather than manufacturing, promotional products. In keeping with this strategy, the Company purchases products directly from manufacturers or third party suppliers and typically arranges to have the customer's name, logo or advertising message imprinted on the products by the manufacturer or supplier. A significant majority of all promotional products sold by the Company are shipped directly by the manufacturer or supplier to the Company's customers, with a small percentage of products being warehoused by the Company in conjunction with its corporate fulfillment programs.

    Using its management information system, the Company can electronically identify products that are available from its over 2,500 vendors and make product specifications, prices and pictures immediately available to its sales representatives and customers. The Company also has developed its own catalogs depicting a selection of the broad range of products available through the Company, including unique items developed by the Company. As the nation's largest distributor of promotional products, the Company has been able to successfully negotiate preferred pricing and rebate programs from many vendors. The Company has developed relationships with U.S. and overseas manufacturers that meet its strict quality and delivery standards and enable the Company to be very competitive on pricing large orders.

PERSONNEL

    The Company believes a key component of its success is the quality of its employees and sales representatives and it regularly refines its approach to hiring, training, motivating and retaining high quality employees and sales representatives. The Company's promotional products currently are marketed by a core sales force of approximately 700 representatives, the majority of whom are independent contractors. The Company believes that it will continue to attract and retain high quality sales representatives and employees through a combination of its performance-based compensation structure, purchasing power, managerial expertise, financing capabilities, exclusive product arrangements, national and international fulfillment capabilities, corporate visibility and ability to provide a full range of marketing services to its clients. The terms of the Company's customary sales representative arrangement form provide for the representative to receive a commission equal to a specified percentage of the gross profit generated by each order. All orders taken by a representative must comply with the pricing and other policies of the Company and are subject to acceptance by the Company. Typically, a sales representative has no assigned or exclusive territory and is not contractually prohibited from representing other companies, including competitors of the Company. See "Risk Factors--Dependence Upon Sales Representatives."

    As of April 1, 1998, the Company employed approximately 1,000 people in its promotional products business and approximately 3,000 people in its telephone-based marketing business. The Company is not a party to any collective bargaining agreements and has not experienced a strike or work stoppage. The Company believes that its relationship with its employees is excellent.

CUSTOMERS

    The Company's over 20,000 promotional products customers include manufacturing, financial service, broadcasting, consumer product and communications companies as well as professional sports teams. Market USA provides telephone-based marketing services to customers primarily in the insurance and financial services industries. Selected customers of the Company include AlliedSignal, America Online, Ameritech, Ford Motor Company, General Electric, General Mills, Motorola, Time Warner, the Chicago Bulls and the Green Bay Packers. In 1997, no single customer accounted for more than 10% of the Company's net sales. Montgomery Ward accounted for approximately 12% of the Company's 1996 net sales and less than 3% of the Company's 1997 net sales.

BACKLOG

    With respect to its promotional products business, the Company usually has a backlog, which it defines as firm orders placed with suppliers but for which the promotional products have not yet been shipped to the customer. As of February 28, 1998, the Company had a backlog of firm orders of approximately $28.8 million, substantially all of which the Company believes will be shipped by the end of the second quarter of 1998. The Company's backlog of firm orders as of February 28, 1997 was $16.1 million.

PATENTS AND TRADEMARKS

    The Company believes the "HA-LO" name is important to its business. The Company has registered the following trademarks: "HA-LO ADVERTISING SPECIALTIES-Registered Trademark-," "HA-LO MARKETING AND PROMOTIONS-Registered Trademark-," "EVENTS BY HA-LO-Registered Trademark-" and "HA-LO
SPORTS-Registered Trademark-".

COMPETITION

    The promotional products industry is highly fragmented and competitive, with few barriers to entry. The Company's existing competitors, and new companies that may enter the market, may have substantially greater financial and other resources than HA-LO. The Company also competes for advertising dollars with other media, such as television, radio, newspapers, magazines and billboards. The primary bases for competition are customer service, creativity, customer relationships, product innovation and pricing. The Company believes its national and international distribution capabilities, and its complementary, value-added marketing services, provide it with a competitive advantage; however, these capabilities also may result in higher administrative costs than those incurred by certain of HA-LO's smaller competitors. In addition, several of the Company's competitors are manufacturers as well as distributors and may enjoy an advantage over the Company with respect to the cost of the goods they manufacture.

    The telemarketing industry in which Market USA operates also is highly fragmented and is becoming increasingly competitive. In-house telemarketing and customer service organizations comprise the largest segment of the industry and Market USA competes with the in-house operations of its clients and potential clients. Market USA also competes with non-captive telemarketing and customer service corporations ranging in size from small firms offering special applications or short-term projects to large, publicly traded companies. Some of Market USA's services also compete with other forms of direct marketing such as direct mail, television and radio advertising. Market USA believes that the principal competitive factors in the telemarketing industry are reputation for quality, sales and marketing results, price, technological expertise and the ability promptly to provide clients with customized solutions to their sales and marketing needs.

FACILITIES

    The Company's principal executive offices are located in 150,000 square feet of leased office and warehouse space in Niles, Illinois, a suburb of Chicago, which includes a 2,500 square foot showroom. Most of the Company's showrooms, sales offices and call centers are located in leased facilities. The Company's leases generally expire between 1998 and 2008 and most contain renewal options. The Company believes its facilities are adequate for its current operations, but that additional facilities will be required to support growth. The Company also believes that additional or alternative facilities will be available for lease as needed at commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information as of April 1, 1998 regarding the current executive officers and directors of the Company:

NAME                               AGE                       POSITION WITH THE COMPANY
---------------------------------  ---   -----------------------------------------------------------------
Lou Weisbach.....................  49    Chairman of the Board, President and Chief Executive Officer

Linden D. Nelson.................  37    Director, Vice Chairman of the Board and Chief Executive Officer
                                           of Creative Concepts in Advertising, Inc., a wholly owned
                                           subsidiary of the Company

Seymour N. Okner.................  71    Director, Chief Executive Officer, Chairman and President of
                                           Market USA, Inc. and Marusa Marketing, Ltd.

Richard A. Magid.................  39    Director, Chief Operating Officer, Treasurer and Assistant
                                         Secretary

David C. Robbins.................  45    Director, Executive Vice President

Gregory J. Kilrea................  34    Chief Financial Officer

Bradford S. Kerr.................  43    Chief Information Officer

Michael P. Nemlich...............  46    Vice President--Corporate Development/Financial Relations

Barbara G. Berman................  53    Vice President--Retail Accounts and Secretary

Barry T. Margolin................  31    Vice President--Finance and Planning, Corporate Controller and
                                           Assistant Secretary

Sabina D. Filipovic..............  37    Vice President--Administration and Assistant Secretary

David J. Blumenthal..............  35    Vice President--Information Systems

Thomas Herskovits................  51    Director

Jordon R. Katz...................  46    Director

Marshall J. Katz.................  49    Director

Neil A. Ramo.....................  55    Director

Robert Sosnick...................  64    Director

    Officers are elected annually and serve at the discretion of the Board of Directors. Seymour N. Okner is the father-in-law of David C. Robbins; there are no other family relationships between any directors and executive officers of the Company.

    LOU WEISBACH has been the Chairman of the Board, President and Chief Executive Officer of the Company since January 1, 1988. From 1972 through 1987, he operated the predecessor of the Company as a sole proprietorship.

    LINDEN D. NELSON has served as the Vice Chairman of HA-LO and Chief Executive Officer of Creative Concepts in Advertising, Inc., a wholly owned advertising specialty subsidiary of the Company, since its acquisition by HA-LO in January 1997. Mr. Nelson was the Chairman and Chief Executive Officer of Creative Concepts in Advertising, Inc.'s predecessor since its inception in July 1979 through December 1996.

    SEYMOUR N. OKNER has served as a director of HA-LO and as Chairman, Chief Executive Officer and President of Market USA and Marusa Marketing, Ltd. a marketing company and an affiliate of Market USA, since its acquisition by HA-LO in September 1996. Previously, Mr. Okner was the President, Treasurer, Secretary and a director of Market USA's predecessor since its inception in November 1988. He was also the President and Secretary of Marusa Marketing, Ltd. from April 1992 through September 1996. Prior to 1988, Mr. Okner served in various executive capacities, primarily in the insurance industry, including President of Montgomery Ward Life Insurance Company and Signature Life Insurance Company of America.

    RICHARD A. MAGID has served as a director since 1992, was appointed Chief Operating Officer in July 1996 and has been the Treasurer since August 1992 and the Assistant Secretary since March 1996. He previously served as the Chief Financial Officer from August 1992 until July 1996 and Vice President-- Finance from August 1992 through March 1996. From 1981 until joining HA-LO in 1992, he was employed by the accounting firm of Arthur Andersen LLP, most recently as an audit and financial consulting manager.

    DAVID C. ROBBINS has been Executive Vice President since November 1992 and a director since 1995. From 1978 to November 1992, he was an independent sales representative of marketing specialty and premium advertising products.

    GREGORY J. KILREA was appointed Chief Financial Officer in July 1996, previously serving as the Vice President of Planning from April 1996 through July 1996. From 1985 until joining the Company in 1996, he was employed by the accounting firm of Arthur Andersen LLP, most recently as an audit and financial consulting manager.

    BRADFORD S. KERR was appointed Chief Information Officer in February 1998. From June 1997 until joining the Company in 1998, he was the Vice President of Information Technology at Conseco, an insurance company. From August 1996 through June 1997, he was the Senior Vice President and Chief Information Officer at Pioneer Financial Services, Inc., an insurance company. Prior to this, he held management positions at CNA Insurance, Digital Equipment Corporation, a manufacturer of computer equipment, and Baxter International, a developer, manufacturer and distributor of medical products.

    MICHAEL P. NEMLICH was appointed Vice President--Corporate
Development/Financial Relations in April 1996. From March 1993 until joining the Company in 1996, he was a Vice President in Trust Investment Services at Northern Trust Bank. Prior to that, he spent 15 years in various positions within the financial services industry, including investment banking.

    BARBARA G. BERMAN was appointed Vice President--Retail Accounts in March 1996 and has been Secretary of the Company since August 1992. She previously served as the Vice President of Administration from August 1992 to March 1996. From 1985 to August 1992, she was the Director of Administration for the Company and its predecessor and, from 1982 to 1985, she was an administrative assistant for the Company's predecessor.

    BARRY T. MARGOLIN was appointed Vice President--Finance and Planning and Assistant Secretary in March 1996 and has been the Corporate Controller since January 1993. From 1988 until joining the Company in 1993, he was employed by the accounting firm of Arthur Andersen LLP as an audit and financial consultant.

    SABINA D. FILIPOVIC was appointed Vice President--Administration in March 1996. She was the Director of Administration/Human Relations from March 1994 to March 1996. From July 1984 through March 1994, she held various positions throughout the Company and its predecessor.

    DAVID J. BLUMENTHAL was appointed Vice President--Information Systems in March 1996. From March 1995 through March 1996, he was Director of Information Systems. Mr. Blumenthal started with the Company in 1981 and has held various positions throughout the Company and its predecessor.

    THOMAS HERSKOVITS has served as a director since 1992. Mr. Herskovits has been the managing partner of Herskovits Enterprises, a venture capital company, since 1996 and was the President and Chief Executive Officer of Specialty Foods Corp. from 1993 to 1996. From 1989 through 1993, he was President of the KGF Frozen Products Group, an operating unit of Kraft General Foods. From 1984 to 1989, he was President of the Kraft Dairy Group of Kraft General Foods.

    JORDON R. KATZ has served as a director since 1992. Mr. Katz has been the president of JR Katz Assoc., Inc., an insurance and employee benefits planning company, since 1976.

    MARSHALL J. KATZ has been a director and an independent financial consultant to the Company since 1992. From 1988 through 1991, Mr. Katz was the owner and president of Northbrook Management Co., a money management firm trading in futures and options.

    NEIL A. RAMO has served as a director since 1992 and has been the president of NEMAR, Inc., an independent marketing company, since July 1993. Since May 1996, Mr. Ramo has also been a realtor of the Prudential Florida Realty Company. From August 1991 through June 1993, Mr. Ramo was the president of RMI, Inc., d/b/a Creative Promotions International, a predecessor marketing company to NEMAR, Inc. From 1984 to 1989, he was the president of Carson Pirie Scott Department Stores. After retiring from Carson Pirie Scott Department Stores, he pursued personal interests until he founded RMI, Inc.

    ROBERT SOSNICK has served as a director since November 1997. Mr. Sosnick has been the president of Real Estate Development & Investment Company, a developer of high rise office buildings, industrial parks, shopping centers and other developments since 1980. Since 1986, he has been a director of Palace Sports & Entertainment, an owner and developer of entertainment and sports arenas.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of April 1, 1998 and as adjusted to reflect the sale of Common Stock being offered hereby, by (i) each shareholder who is known by the Company to beneficially own more than 5% of the currently outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, (iii) all of the directors and executive officers of the Company as a group, and (iv) each of the Selling Shareholders.

                                                       SHARES                                 SHARES BENEFICIALLY
                                                 BENEFICIALLY OWNED                         OWNED AFTER OFFERING(2)
                                                PRIOR TO THE OFFERING
                                               -----------------------     SHARES TO BE     -----------------------
NAME AND ADDRESS(1)                             NUMBER         PERCENT   SOLD IN OFFERING     NUMBER        PERCENT
---------------------------------------------  ---------       -------   ----------------   ----------      -------
Linden D. Nelson.............................  2,251,092(3)     10.5%         337,000(4)     1,914,092        7.6%
Lou Weisbach.................................  2,075,302(5)      9.8%         200,000        1,875,302(6)     7.5%
Seymour N. Okner.............................    945,297(7)      4.5%         488,000(8)       457,297        1.8%
Joel C. Okner Family Trust...................    317,723(9)      1.5%         120,000          197,723        *
Ellyn Robbins Family Trust...................    310,781(9)      1.5%         250,000           60,781        *
Richard A. Magid.............................    276,083(10)     1.3%          45,000          231,083        *
Marshall J. Katz.............................    241,295(11)     1.1%         100,000          141,295        *
Okner Foundation.............................    150,000(7)      *            150,000           --            *
Michelle Nelson..............................    137,500(3)      *             50,000           87,500        *
Sanford E. Nelson Trust......................    137,500(3)      *             50,000           87,500        *
Arrielle L. Nelson Trust.....................    137,500(3)      *             50,000           87,500        *
David C. Robbins.............................    127,646(12)     *             50,000           77,646        *
Neil A. Ramo.................................    113,470(13)     *             30,000           83,470        *
Linden D. Nelson Foundation..................    100,000(3)      *             37,000           63,000        *
Thomas Herskovits............................     85,063(14)     *             20,000           65,063        *
Jordon R. Katz...............................     39,531(15)     *             10,000(15)       29,531        *
Gregory J. Kilrea............................     30,384(16)     *            --                30,384        *
Michael P. Nemlich...........................     30,384(17)     *            --                30,384        *
Barry T. Margolin............................     22,948(18)     *            --                22,948        *
Robert Sosnick...............................     22,500(19)     *            --                22,500        *
David J. Blumenthal..........................     21,509(20)     *            --                21,509        *
Barbara G. Berman............................     18,802(21)     *            --                18,802        *
Sabina D. Filipovic..........................     19,822(22)     *            --                19,822        *
Bradford S. Kerr.............................     --             *            --                --            *
All Directors and Executive Officers, as a
  group (17 persons).........................  6,321,068        28.3%       1,193,000        5,128,068       19.7%
AXA-UAP
The Equitable Companies
  Incorporated (23)..........................  1,352,159(23)     6.5%         --             1,352,159        5.4%

------------------------

  *  Less than one percent.

 (1) Unless otherwise indicated by footnote, the nature of beneficial ownership is direct and arises from sole voting and investment power. The address of each executive officer and director of the Company is in care of the Company, 5980 West Touhy Avenue, Niles, Illinois 60714.

 (2) Assumes no exercise of the Underwriters' over-allotment option.

 (3) Includes 28,915 shares owned by Maple Lane Acquisition Limited Liability Company, of which Mr. Nelson is the managing member; 137,500 shares owned by Michelle Nelson, Mr. Nelson's wife;

     100,000 shares held by the Linden D. Nelson Foundation, a charitable foundation of which Mr. Nelson is President; and 262,500 shares subject to options exercisable on April 1, 1998 or within 60 days thereafter (the "Measurement Period"). Excludes 275,000 shares held in the Sanford E. Nelson Trust and the Arrielle L. Nelson Trust, which are trusts for the benefit of Mr. Nelson's children, over which Mr. Nelson has no voting or dispositive powers.

 (4) Consists of 250,000 shares being sold by Mr. Nelson, 50,000 shares being sold by Michelle Nelson and 37,000 shares being sold by the Linden D. Nelson Foundation. See note 3.

 (5) Includes 188,174 shares subject to options held by Mr. Weisbach that are exercisable during the Measurement Period, 500 shares held by Mr. Weisbach's minor child and 1,836,628 shares owned by the Lou Weisbach Revocable Trust. Excludes 85,000 shares held in trust for the benefit of Mr. Weisbach's wife and 51,187 shares held in trusts for the benefit of Mr. Weisbach's children, over which Mr. Weisbach has no voting or dispositive powers.

 (6) If the Underwriters' over-allotment option is exercised in full, Mr. Weisbach will sell an additional 200,000 shares of Common Stock and, after such sale, will beneficially own 1,675,302 shares of Common Stock, representing 6.8% of the number of shares of Common Stock outstanding after the Offering.

 (7) Includes 2,500 shares subject to options held by Mr. Okner that are exercisable during the Measurement Period, 783,797 shares owned by the Seymour N. Okner Revocable Trust and 150,000 shares owned by the Okner Foundation, a charitable foundation of which Mr. Okner is President. Excludes 310,781 shares held in the Ellyn Robbins Family Trust for the benefit of Ellyn Robbins, one of Mr. Okner's children. Mr. Okner's wife is the trustee of such trust; however Mr. Okner disclaims beneficial ownership of all shares held by such trust.

 (8) Consists of 338,000 shares being sold by the Seymour N. Okner Revocable Trust and 150,000 shares being sold by the Okner Foundation. See note (7).

 (9) The Joel C. Okner Family Trust and the Ellyn Robbins Family Trust are trusts for the benefit of two of Seymour N. Okner's adult children.

 (10) Includes 261,584 shares subject to options held by Mr. Magid that are exercisable during the Measurement Period, including shares to be sold by him in the Offering.

 (11) Consists of shares subject to options held by Mr. Katz that are exercisable during the Measurement Period, including shares to be sold by him in the Offering.

 (12) Includes 45,619 shares subject to options held by Mr. Robbins that are exercisable during the Measurement Period; and an aggregate of 937 shares owned in trust for the benefit of Mr. Robbins' two minor children. Excludes 310,781 shares held in trust for the benefit of Ellyn Robbins, Mr. Robbins' wife, over which Mr. Robbins has no voting or dispositive power.

 (13) Includes 45,952 shares subject to options held by Mr. Ramo that are exercisable during the Measurement Period and 375 shares subject to options held by Mr. Ramo's wife that are exercisable during the Measurement Period.

 (14) Includes 41,812 shares held jointly with Mr. Herskovits' wife; 7,500 shares owned by Mr. Herskovits' minor son; and 30,001 shares subject to options held by Mr. Herskovits that are exercisable during the Measurement Period.

 (15) Includes 19,875 shares held by the JR Katz Profit Sharing Plan; 1,225 shares owned by Mr. Katz's minor sons; and 18,125 shares subject to options held by Mr. Katz that are exercisable during the Measurement Period. Of the 10,000 shares being sold, 9,000 shares are being sold by the JR Katz Profit Sharing Plan and 1,000 shares are being sold by Mr. Katz's minor son.

 (16) Consists of shares subject to options held by Mr. Kilrea that are exercisable during the Measurement Period.

 (17) Includes 27,259 shares subject to options held by Mr. Nemlich that are exercisable during the Measurement Period.

 (18) Consists of shares subject to options held by Mr. Margolin that are exercisable during the Measurement Period.

 (19) Includes 2,500 shares subject to options held by Mr. Sosnick that are exercisable during the Measurement Period.

 (20) Includes 15,947 shares subject to options held by Mr. Blumenthal that are exercisable during the Measurement Period.

 (21) Includes 8,189 shares held jointly with Ms. Berman's husband and 10,613 shares subject to options held by Ms. Berman that are exercisable during the Measurement Period.

 (22) Includes 15,947 shares subject to options held by Ms. Filipovic that are exercisable during the Measurement Period.

 (23) The following information is derived from the Schedule 13G filed with the Securities and Exchange Commission on February 17, 1998 jointly by Alliance Capital Management, L.P. and Alpha Assurances Vie Mutuelle, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle (collectively, "Mutuelles AXA"), The Equitable Companies Incorporated ("Equitable") and AXA-UAP. AXA-UAP owns a majority interest in Equitable, and Mutuelles AXA, as a group, owns a majority interest in AXA-UAP. Equitable is the parent holding company of a group of investment management companies that provide investment advisory and management services for their clients, which include registered investment companies and institutional accounts. The investment management companies hold investment power and, in some cases, voting power over securities within their portfolios. Equitable disclaims all investment and voting power over the Common Stock listed on the Schedule 13G; however, it may be deemed to "beneficially own" such shares pursuant to the rules promulgated under the Exchange Act. Alliance Capital Management L.P., which is an investment adviser and a wholly-owned subsidiary of Equitable, is the beneficial owner of 1,312,659 shares of Common Stock as a result of acting as investment adviser to various investment companies. Wood, Struthers & Winthrop Management Corp., which is an investment adviser and a wholly-owned subsidiary of Equitable, is the beneficial owner of 39,500 shares of Common Stock as a result of acting as investment adviser to various investment companies. The address of Equitable is 1290 Avenue of the Americas, New York, New York 10104.

                        SHARES ELIGIBLE FOR FUTURE SALE

    GENERAL. Upon completion of the Offering, the Company will have 25,283,388 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants), of which approximately 4,205,000 shares constitute "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act. Restricted securities are eligible for sale pursuant to Rule 144, subject in certain cases to the holding period, volume limitations and other restrictions, as described below. The Company is required to file registration statements covering approximately 2,255,000 of such restricted securities, to enable the holders thereof to resell such shares without restriction. The Company also has filed Registration Statements on Form S-8 covering an aggregate of 5,821,130 of such shares that are reserved for issuance upon exercise of options granted or to be granted under the Company's stock plans. As of April 1, 1998, warrants to purchase an aggregate of 1,056,702 shares of Common Stock were outstanding. Additionally, as of April 1, 1998, options to purchase an aggregate of 4,512,970 shares of Common Stock were outstanding (excluding options exercised in connection with the Offering). Upon issuance, all of such shares of Common Stock not owned by "affiliates" of the Company will be freely tradeable and shares owned by affiliates will be subject to the restrictions of Rule 144, as described below. In addition, the Company has issued and in the future may issue a substantial number of shares of Common Stock as full or partial consideration for acquisitions of existing businesses.

    RULE 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including, in certain circumstances, the holding period of a prior owner) would be entitled to sell within any three-month period such number of restricted securities that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 250,000 shares immediately after the Offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. These restrictions also apply to sales by persons deemed to be "affiliates" of a company, which generally include its directors, executive officers and principal shareholders. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the availability of current public information about HA-LO. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including, in certain circumstances, the holding period of a prior owner), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the Offering.

    REGISTRATION RIGHTS. Since January 1, 1993, the Company has acquired 18 promotional products companies and two telephone-based marketing companies. In connection with many of these acquisitions, the Company paid all or a portion of the purchase price using unregistered shares of Common Stock and obligated itself to file registration statements with the Commission with respect to the resale of such shares by the holders thereof, in specified increments, generally over the two to three years following the closing of each acquisition (generally, the "Resale Rights"). Approximately 2,255,000 shares of Common Stock that constitute restricted securities (excluding shares being registered and sold in the Offering by the Selling Shareholders) remain to be registered by the Company for resale pursuant to the Resale Rights. The Company is required to register a substantial majority of such shares within the 12 months following the date of this Prospectus.

    AGREEMENT WITH UNDERWRITERS. The Company and its directors and executive officers and the Selling Shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable for Common Stock, for 90 days after the effective date of the Offering without the prior written consent of Credit Suisse First Boston Corporation. See "Underwriting."

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, ABN AMRO Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock:

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Credit Suisse First Boston Corporation...........................................   1,175,000
ABN AMRO Incorporated............................................................   1,175,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................   1,175,000
Morgan Stanley & Co. Incorporated................................................   1,175,000
Advest, Inc......................................................................     100,000
Robert W. Baird & Co. Incorporated...............................................     100,000
Barrington Research Associates, Inc..............................................     100,000
Bear, Stearns & Co. Inc..........................................................     100,000
GS(2) Securities, Inc............................................................     100,000
Invemed Associates, Inc..........................................................     100,000
Ladenburg Thalmann & Co. Inc.....................................................     100,000
Charles Schwab & Co., Inc........................................................     100,000
                                                                                   ----------
  Total..........................................................................   5,500,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company and a Selling Shareholder have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 625,000 and 200,000 additional shares, respectively, at the offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

    The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $.96 per share, and the Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

    The Company, its directors and executive officers and the Selling Shareholders have agreed with the Underwriters that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the

Securities Act relating to, any additional shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this Prospectus, except (i) any shares of Common Stock issuable upon the exercise or redemption of an option or warrant or the conversion or exchange of a security in each case outstanding on the date of this Prospectus and in accordance with the terms of the respective securities,
(ii) any securities of the Company sold or granted pursuant to the Company's Stock Plan and 1997 Stock Plan or any other incentive and other benefit plans in effect as of the date of this Prospectus and (iii) shares the Company may issue in connection with certain future acquisitions as referred to or contemplated in this Prospectus.

    The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    The shares of Common Stock are listed on the NYSE.

    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

ENFORCEMENT OF LEGAL RIGHTS

    All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company, the Selling Shareholders or such persons. All or a substantial portion of the assets of the Company, the Selling Shareholders and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, the Selling Shareholders or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company, the Selling Shareholders or persons outside of Canada.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are being offered under a U.S. private placement memorandum such as this document.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the Common Stock on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in the particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg, Two North LaSalle Street, Chicago, Illinois, and for the Underwriters by Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois.

                                    EXPERTS

    The financial statements of the Company as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 included in this Prospectus and in the Registration Statement (including financial statements of the Company included in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997) have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

    In addition, the Common Stock is listed on the New York Stock Exchange under the symbol "HMK" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, which may be inspected and copied at the Public Reference Section of the Commission referred to above.

    The Company furnishes shareholders with annual reports containing audited financial statements. The Company also furnishes its common shareholders with proxy materials for its annual meetings complying with the proxy requirement of the Exchange Act.

    This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents (other than exhibits to such documents) are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, including a copy of its most recent Annual Report to Shareholders. Requests should be directed to HA-LO Industries, Inc., Attention: Michael P. Nemlich, Vice President--Corporate Development/Financial Relations, HA-LO Industries, Inc., 5980 West Touhy Avenue, Niles, Illinois 60714-4610, telephone: (847) 647-2300.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, including the portions of the Company's Proxy Statement for the 1998 Annual Meeting of Shareholders filed on April 20, 1998 and the portions of the Company's 1997 Annual Report to Shareholders for the fiscal year ended December 31, 1997 that have been incorporated by reference therein; and (ii) Registration Statement on Form 8-A, filed on October 12, 1992 pursuant to Section 12(b) of the Exchange Act, and the description of the Common Stock contained therein and any amendment or report filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before completion of the Offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in another document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                             HA-LO INDUSTRIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                          PAGE NUMBER
                                                                                                          -----------
Report of Independent Public Accountants................................................................         F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997............................................         F-3
Consolidated Statements of Income for the three years ended December 31, 1995, 1996 and 1997............         F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1995, 1996 and 1997....         F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1996 and 1997..............         F-6
Notes to Financial Statements...........................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

of HA-LO Industries, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of HA-LO Industries, Inc. (an Illinois corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA-LO Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 13, 1998

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                       DECEMBER 31,
                                --------------------------
                                    1997          1996
                                ------------  ------------
                          ASSETS
CURRENT ASSETS:
  Cash and equivalents........  $  2,717,027  $  5,261,647
  Short-term investments......       --          2,908,370
  Receivables--
    Trade.....................   126,060,508    72,462,137
    Other.....................     3,126,348     1,753,104
    Related party.............       662,702     1,381,471
  Inventories.................    24,346,962    11,579,571
  Prepaid expenses and
    deposits..................     5,195,515     4,175,783
                                ------------  ------------
      Total current assets....   162,109,062    99,522,083
                                ------------  ------------
PROPERTY AND EQUIPMENT, net...    21,174,491    14,969,812
                                ------------  ------------
OTHER ASSETS:
  Intangible assets, net......    22,568,646    10,906,275
  Other.......................     4,774,882     3,283,347
                                ------------  ------------
      Total other assets......    27,343,528    14,189,622
                                ------------  ------------
                                $210,627,081  $128,681,517
                                ------------  ------------
                                ------------  ------------
           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of
    long-term debt............  $  4,352,493  $    401,574
  Book overdraft..............     9,919,559     1,218,122
  Accounts payable............    45,420,494    25,367,407
  Accrued expenses--
    Commissions and wages.....    10,147,536     6,684,616
    Other.....................    13,113,841     6,924,874
  Due to related parties......       192,000       138,120
  Deferred taxes-current......     1,092,538     1,058,087
                                ------------  ------------
      Total current
        liabilities...........    84,238,461    41,792,800
                                ------------  ------------
LONG-TERM DEBT, less
  maturities shown above......    43,625,649    28,005,680
                                ------------  ------------
DEFERRED LIABILITIES..........     1,376,608     1,768,838
                                ------------  ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, no par
    value; 10,000,000 shares
    authorized and none
    issued....................       --            --
  Common stock, no par value;
    100,000,000 shares
    authorized and 21,085,237
    and 20,539,695 issued and
    outstanding in 1997 and
    1996, respectively........    62,154,879    50,528,303
  Other.......................    (2,131,583)   (2,179,972)
  Retained earnings...........    21,363,067     8,765,868
                                ------------  ------------
      Total shareholders'
        equity................    81,386,363    57,114,199
                                ------------  ------------
                                $210,627,081  $128,681,517
                                ------------  ------------
                                ------------  ------------

      The accompanying notes are an integral part of these balance sheets.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                        YEAR ENDED DECEMBER 31,
                                ----------------------------------------
                                    1997          1996          1995
                                ------------  ------------  ------------
NET SALES.....................  $413,790,880  $344,421,740  $283,080,302
COST OF SALES.................   279,984,344   244,259,294   206,346,036
                                ------------  ------------  ------------
    Gross profit..............   133,806,536   100,162,446    76,734,266
SELLING EXPENSES..............    52,126,118    40,158,273    31,689,606
GENERAL AND ADMINISTRATIVE
  EXPENSES....................    52,816,338    43,586,963    34,312,291
NON-RECURRING CHARGES RELATED
  TO ACQUISITIONS.............     3,844,939     1,693,000     1,800,000
                                ------------  ------------  ------------
    Income from operations....    25,019,141    14,724,210     8,932,369
                                ------------  ------------  ------------
INTEREST EXPENSE, net.........    (1,878,147)     (938,155)   (2,148,848)
                                ------------  ------------  ------------
    Income before income
      taxes...................    23,140,994    13,786,055     6,783,521
PROVISION FOR INCOME TAXES....     9,259,004     6,359,592     2,514,673
                                ------------  ------------  ------------
NET INCOME FOR THE YEAR.......  $ 13,881,990  $  7,426,463  $  4,268,848
                                ------------  ------------  ------------
                                ------------  ------------  ------------

PRO FORMA INCOME DATA
  (unaudited):
  Net income as reported......                   7,426,463     4,268,848
  Pro forma adjustment for
    income tax (benefit)/
    provision.................                    (814,989)      198,676
                                              ------------  ------------
PRO FORMA NET INCOME..........                   8,241,452     4,070,172
                                              ------------  ------------

NET INCOME PER SHARE
  (unaudited pro forma for
  1996 and 1995)
  Basic.......................  $       0.67  $       0.41  $       0.24
  Diluted.....................  $       0.64  $       0.39  $       0.23
                                ------------  ------------  ------------
                                ------------  ------------  ------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
  Basic.......................    20,722,881    20,033,376    16,842,851
  Diluted.....................    21,712,262    21,147,784    17,361,336
                                ------------  ------------  ------------
                                ------------  ------------  ------------

        The accompanying notes are an integral part of these statements.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                     COMMON STOCK
                                -----------------------                                TOTAL
                                  SHARES                               RETAINED    SHAREHOLDERS'
                                  ISSUED      AMOUNT        OTHER      EARNINGS       EQUITY
                                ----------  -----------  -----------  -----------  -------------
BALANCE, December 31, 1994....  15,982,253  $16,489,640  $      (254) $ 3,893,855   $ 20,383,241
  Transfer of S-Corporation
    retained earnings.........      --        2,368,313      --        (2,368,313)      --
  Dividends declared by
    acquired companies........      --       (3,280,508)     --        (2,434,916)    (5,715,424)
  Net issuance of shares in
    connection with
    acquisitions..............     227,484      852,068      --           --             852,068
  Issuance of stock
    warrants..................      --        1,448,000   (1,448,000)     --            --
  Issuance of restricted
    stock.....................     300,000    1,200,000   (1,200,000)     --            --
  Amortization of unearned
    compensation..............      --          --           200,000      --             200,000
  Recognition of tax benefits
    from options and
    restricted stock..........      --          495,466      --           --             495,466
  Exercise of stock options...      80,852      214,529      --           --             214,529
  Issuance of shares for
    cash......................   3,374,860   25,466,330      --           --          25,466,330
  Contribution of capital from
    shareholders of acquired
    companies.................      --          677,000      --           --             677,000
  Translation adjustment......      --          --            22,503      --              22,503
    Net income for the year...      --          --           --         4,268,848      4,268,848
                                ----------  -----------  -----------  -----------  -------------
BALANCE, December 31, 1995....  19,965,449   45,930,838   (2,425,751)   3,359,474     46,864,561
  Dividends declared by
    acquired companies........      --       (1,891,579)     --        (2,020,069)    (3,911,648)
  Stock bonus in connection
    with acquisition of
    business..................       5,435       62,500      --           --              62,500
  Net issuance of shares in
    connection with
    acquisitions..............         429        9,866      --           --               9,866
  Issuance of restricted
    stock.....................       1,562       34,375      (34,375)     --            --
  Amortization of unearned
    compensation..............      --          --           240,000      --             240,000
  Recognition of tax benefits
    from options and
    restricted stock..........      --        5,243,790      --           --           5,243,790
  Exercise of stock options...     614,305    2,000,013      --           --           2,000,013
  Repurchase of common
    stock.....................     (47,485)    (861,500)     --           --            (861,500)
  Translation adjustment......      --          --            40,154      --              40,154
    Net income for the year...      --          --           --         7,426,463      7,426,463
                                ----------  -----------  -----------  -----------  -------------
BALANCE, December 31, 1996....  20,539,695   50,528,303   (2,179,972)   8,765,868     57,114,199
  Dividends declared by
    acquired companies........      --       (1,605,277)     --        (1,284,791)    (2,890,068)
  Stock bonus in connection
    with acquisition of
    business..................       1,243       31,250      --           --              31,250
  Net issuance of shares in
    connection with
    acquisitions..............     329,615   10,272,549      --           --          10,272,549
  Amortization of unearned
    compensation..............      --          --           257,188      --             257,188
  Recognition of tax benefits
    from options and
    restricted stock..........      --        1,984,469      --           --           1,984,469
  Exercise of stock options...     252,623    1,844,641      --           --           1,844,641
  Repurchase of common
    stock.....................     (37,939)    (901,056)     --           --            (901,056)
  Translation adjustment......      --          --          (208,799)     --            (208,799)
    Net income for the year...      --          --           --        13,881,990     13,881,990
                                ----------  -----------  -----------  -----------  -------------
BALANCE, December 31, 1997....  21,085,237  $62,154,879  $(2,131,583) $21,363,067   $ 81,386,363
                                ----------  -----------  -----------  -----------  -------------
                                ----------  -----------  -----------  -----------  -------------

        The accompanying notes are an integral part of these statements.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       YEAR ENDED DECEMBER 31,
                                --------------------------------------
                                   1997         1996          1995
                                -----------  -----------  ------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income for the year.....  $13,881,990  $ 7,426,463  $  4,268,848
  Adjustments to reconcile net
    income to net cash
    provided by (used for)
    operating activities--
    Depreciation and
      amortization............    5,840,748    5,129,627     3,650,364
    Deferred taxes............     (536,833)    (541,953)     (858,652)
    Increase in cash surrender
      value...................     (244,265)     (14,837)       (5,200)
    Loss on lease buyout......      --           --              2,772
    Increase (decrease) in
      deferred
      liabilities--other......     (398,862)      30,040       192,054
  Changes in assets and
    liabilities, net of
    effects of acquired
    companies--
    Receivables...............  (36,617,663)  (6,669,958)  (13,655,350)
    Inventories...............   (9,819,373)  (1,040,289)   (2,778,865)
    Prepaid expenses and
      deposits................     (543,836)  (3,068,600)      447,046
    Accounts payable and
      accrued expenses........   17,993,250     (931,945)   11,434,220
                                -----------  -----------  ------------
      Net cash provided by
        (used for) operating
        activities............  (10,444,844)     318,548     2,697,237
                                -----------  -----------  ------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of property and
    equipment.................   (8,188,817)  (7,495,422)   (3,252,075)
  Purchases of samples........     (640,734)    (518,924)     (543,236)
  Decrease (increase) in
    short-term investments....    2,908,370      641,347    (3,549,717)
  Decrease (increase) in other
    assets....................       28,279     (196,934)       11,902
  Increase in deferred
    liabilities...............     (307,054)    (628,802)     (570,777)
  Cash paid for
    acquisitions..............   (7,200,813)  (1,171,857)   (1,995,890)
                                -----------  -----------  ------------
      Net cash used for
        investing
        activities............  (13,400,769)  (9,370,592)   (9,899,793)
                                -----------  -----------  ------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Borrowings (payments) on
    long-term debt and notes
    payable...................    7,500,000    1,993,677    (5,504,197)
  Net borrowings (payments)
    under line of credit......    7,067,947   12,565,511    (7,947,247)
  Repayments from related
    party.....................      718,769       50,971       157,839
  Decrease (increase) in book
    overdraft.................    8,169,559     (943,039)    1,357,257
  Cash dividends paid by
    acquired companies........   (2,890,068)  (3,873,822)   (5,715,424)
  Net proceeds from issuance
    of common stock...........    1,844,641    2,000,013    25,680,859
  Repurchase of common
    stock.....................     (901,056)    (861,500)      --
                                -----------  -----------  ------------
      Net cash provided by
        financing
        activities............   21,509,792   10,931,811     8,029,087
                                -----------  -----------  ------------
EFFECT OF EXCHANGE RATE
  CHANGES ON CASH AND
  EQUIVALENTS.................     (208,799)      40,154        22,503
                                -----------  -----------  ------------
NET INCREASE (DECREASE) IN
  CASH AND EQUIVALENTS........   (2,544,620)   1,919,921       849,034
CASH AND EQUIVALENTS,
  beginning of year...........    5,261,647    3,341,726     2,492,692
                                -----------  -----------  ------------
CASH AND EQUIVALENTS, end of
  year........................  $ 2,717,027  $ 5,261,647  $  3,341,726
                                -----------  -----------  ------------
                                -----------  -----------  ------------

        The accompanying notes are an integral part of these statements.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS:

    HA-LO Industries, Inc. and Subsidiaries (the "Company") is engaged in the business of providing integrated marketing and promotions solutions to corporate clients primarily in the United States, Canada and Europe. The Company's core business is the distribution of promotional products, which are marketed by an international network of sales representatives. The Company also provides telemarketing and customer management services as well as sports marketing, event planning and advertising services to its clientele.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    A. PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of HA-LO Industries, Inc. and its subsidiaries. All intercompany transactions and accounts have been eliminated. The financial statements are prepared on the accrual basis of accounting. The principle accounting policies of the Company follow.

    B. REVENUE RECOGNITION

    The majority of the Company's revenues are derived from the distribution of promotional products. Revenues from such services are recognized when merchandise is shipped to customers.

    The Company's telemarketing revenues are recognized as services are performed.

    C. PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and are depreciated for financial reporting purposes over the estimated useful lives on a straight-line basis as follows:

Buildings...............................    15-39 years
Furniture, fixtures and equipment.......     5-10 years
Computer and telephone equipment........      5-7 years
Vehicles................................        5 years
Leasehold Improvements..................  Life of lease

    Property and equipment at December 31 are composed of the following:

                                             1997         1996
                                          -----------  -----------
Land....................................  $   852,000  $   813,000
Buildings...............................    1,272,000    1,175,000
Furniture, fixtures and equipment.......   11,877,000    9,119,000
Computer and telephone equipment........   16,088,000   12,068,000
Vehicles................................      107,000      279,000
Leasehold improvements..................    4,471,000    1,925,000
                                          -----------  -----------
                                           34,667,000   25,379,000
Less--Accumulated depreciation..........   13,493,000   10,409,000
Property and equipment, net.............  $21,174,000  $14,970,000
                                          -----------  -----------
                                          -----------  -----------

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    D. INTANGIBLES

    Intangible assets consist primarily of the cost of purchased businesses in excess of the fair value of net assets acquired and are amortized on a straight-line basis from seven to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Amortization expense in 1997, 1996 and 1995 was approximately $1,555,000, $1,434,000 and $1,159,000, respectively. Accumulated amortization of goodwill as of December 31, 1997 and 1996 was $4,750,000 and $3,195,000, respectively.

    E. INVENTORIES

    Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

    F. STATEMENTS OF CASH FLOWS

    The Company considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:

                                          YEAR ENDED DECEMBER 31,
                                     ----------------------------------
                                        1997        1996        1995
                                     ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION
Cash paid during year for
  interest.........................  $1,584,000  $1,431,000  $2,128,000
Cash paid during year for income
  taxes............................  $4,015,000  $1,706,000  $1,842,000
SUPPLEMENTAL SCHEDULE OF NONCASH
  ACTIVITIES
Recognition of common shares issued
  in connection with
  acquisitions.....................  $10,273,000 $   10,000  $  852,000
Recognition of tax benefits from
  exercise of stock options and
  restricted stock.................  $1,984,000  $5,244,000  $  495,000
Conversion of non-operating assets
  to note receivable...............  $1,530,000  $   --          --
                                     ----------  ----------  ----------
                                     ----------  ----------  ----------

    G. SHORT-TERM INVESTMENTS

    The Company classifies investments purchased with an original maturity of three to twelve months as short-term investments. Such investments, which are held-to-maturity, relate primarily to tax exempt securities and are carried at cost plus accrued interest.

    H. FOREIGN CURRENCY TRANSLATION

    Revenues and expenses from foreign operations are translated at average rates in effect at the time of the underlying transaction, with gains or losses included in income. Assets and liabilities of foreign entities are translated at year-end exchange rates with gains and losses resulting from such translations included in shareholders' equity.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    I. USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    J. NEW ACCOUNTING PRONOUNCEMENTS

    In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE. This statement, which is effective for fiscal years ending after December 15, 1997, requires companies to provide relevant information about their capital structure. The Company has adopted this statement and no disclosures other than those presented herein are required.

    The FASB also issued Statement No. 130, REPORTING COMPREHENSIVE INCOME, and Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION in 1997. These statements become effective for fiscal years beginning after December 15, 1997. Management believes adoption of the standards will not have a material effect on the financial statements.

NOTE 3. RECEIVABLES:

    The Company provides services to customers in diversified industries and grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $2,732,000 as of December 31, 1997 and $2,980,000 as of December 31, 1996. The Company also makes advances to its sales representatives, which are applied against commissions to be earned.

NOTE 4. INCOME TAXES:

    The Company's provision for income taxes consists of the following amounts:

                                             1997        1996        1995
                                          ----------  ----------  ----------
Current Provision.......................   9,796,000   6,902,000   3,374,000
Deferred Benefit........................    (537,000)   (542,000)   (859,000)
                                          ----------  ----------  ----------
Total provision.........................  $9,259,000  $6,360,000  $2,515,000
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

    The Company's effective tax rate is reconciled to the Federal statutory rate as follows:

                                          1997   1996   1995
                                          -----  -----  -----
Federal statutory rate..................  34.0 % 34.0 % 34.0 %
State income taxes (net of Federal
  benefit)..............................   5.0    5.0    5.0
Effect of non-taxable S Corporation
  (earnings)/losses.....................  --      6.0   (3.1 )
Other...................................   1.0    1.1    1.2
                                          -----  -----  -----
Effective Tax Rate......................  40.0 % 46.1 % 37.1 %
                                          -----  -----  -----
                                          -----  -----  -----

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 4. INCOME TAXES: (CONTINUED)
    Deferred income taxes result from temporary differences in the recognition of revenue and expense items for income tax and financial reporting purposes and are summarized as follows:

                                             (ASSET)/LIABILITY
                                          -----------------------
                                             1997         1996
                                          -----------  ----------
DEFERRED TAXES--CURRENT
Guaranteed sales, net of related
  commissions...........................  $   107,000  $  260,000
Credits due.............................    1,471,000     913,000
Advanced commissions....................      168,000     136,000
Non-deductible reserves.................     (663,000)   (291,000)
Other...................................       10,000      40,000
                                          -----------  ----------
  Total deferred taxes--current.........    1,093,000   1,058,000

DEFERRED TAXES--NON-CURRENT
Samples.................................  $   589,000     487,000
Acquisition costs.......................   (1,650,000)   (669,000)
Depreciation and amortization...........       12,000    (336,000)
Deferred costs..........................     (367,000)   (327,000)
Other...................................       (2,000)     (1,000)
                                          -----------  ----------
  Total deferred taxes--non-current.....   (1,418,000)   (846,000)
                                          -----------  ----------
  Total deferred tax
    (asset)/liability...................     (325,000)    212,000
                                          -----------  ----------
                                          -----------  ----------

    Non-current deferred taxes are included in other assets on the accompanying consolidated balance sheets.

NOTE 5. PRO FORMA NET INCOME PER SHARE (UNAUDITED):

    The unaudited pro forma income data in the consolidated statements of income for 1996 and 1995 provides information as if S Corporations acquired and accounted for using the pooling-of-interests accounting method had been C Corporations for income tax purposes.

NOTE 6. DEBT:

    The Company has an unsecured credit facility (the, "Facility") totaling $65 million, consisting of a $45 million revolving line of credit (the "Revolver") and $20 million acquisition term loan (the, "Term"). The Revolver matures on January 31, 1999 and Term borrowings mature on the sooner of five years from the date of borrowing or June 30, 2003. The Facility bears interest at either prime less .25% or the London Interbank Offered Rate (LIBOR) plus between .375% and 1% based on a defined ratio. The agreement contains certain financial covenants which the Company must meet, including minimum tangible net worth, maximum leverage, and minimum cash flow coverages. As of December 31, 1997, outstanding borrowings on the Revolver and the Term were $33,565,649 and $7,500,000, respectively.

    A subsidiary of the Company also has a $5 million commitment from a bank to provide funds required to construct a new office and warehouse building. This commitment is subject to the same terms and

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 6. DEBT: (CONTINUED)
conditions as the Facility discussed above and is guaranteed by the Company. The commitment extends through December 31, 1999. Outstanding borrowings as of December 31, 1997 were $2,560,000.

    One of the Company's European subsidiaries has revolving credit facilities with several banks. These facilities provide for borrowings of up to $5 million at rates ranging from 8-13%. The borrowings are generally unsecured and mature at various times throughout 1998. As of December 31, 1997, outstanding borrowings on these facilities were $4,352,493 and are included in current maturities of long-term debt on the accompanying consolidated balance sheet.

    As of December 31, 1997, the prime rate was 8.5% and LIBOR was 6.0%

NOTE 7. RELATED-PARTY TRANSACTIONS:

    A wholly owned subsidiary of the Company leases its corporate headquarters from the Vice Chairman of the Board of the Company. Rental payments under this lease are $25,000 per month. The Company believes that the lease terms are no more or less favorable than otherwise could be obtained from unaffiliated third parties.

    In connection with an acquisition, the Vice Chairman of the Board of the Company converted certain non-operating assets of the acquired company to a $1,530,159 note receivable. The note bears interest at 7.0%. As of December 31, 1997, the balance on the note was $662,702.

    A member of the Board of Directors renders acquisition consulting services to the Company pursuant to an agreement. The director's compensation is strictly contingent upon the successful completion of an acquisition. During 1997, the director earned cash compensation of approximately $1,564,000 and was granted 102,255 options at fair market value at the date of grant. During 1996, the director earned cash compensation of approximately $307,000 and was granted 57,284 options at fair market value at the date of grant. During 1995, the director earned cash compensation of approximately $850,000 and was granted 46,419 options.

NOTE 8. COMMITMENTS AND CONTINGENCIES:

    The Internal Revenue Service (the "IRS") has completed its field audit examination of the Company's federal employment tax returns for the years ended December 31, 1994 and 1993. This examination included a review of the facts, circumstances and legal authority supporting the Company's position that its independent sales representatives of promotional products have properly been treated as independent contractors for federal employment tax purposes. The IRS examination has been concluded without penalty or assessments of additional employment tax.

    The Company leases facilities from unrelated parties under operating leases expiring at various dates through April, 2007. Rent expense charged for these facilities totaled approximately $4,626,000, $3,302,000 and $3,610,000 for 1997, 1996 and 1995, respectively.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 8. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    The aggregate annual minimum lease rentals are as follows:

YEAR ENDING DECEMBER 31--
-------------------------------------------------------------------------------
1998...........................................................................  $   4,843,000
1999...........................................................................      4,472,000
2000...........................................................................      4,167,000
2001...........................................................................      3,757,000
2002...........................................................................      3,142,000
Thereafter.....................................................................      7,540,000
                                                                                 -------------
                                                                                 $  27,921,000
                                                                                 -------------
                                                                                 -------------

    At December 31, 1997, the Company has approximately $3,911,000 in outstanding letters of credit issued in the ordinary course of business.

    Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses are meritorious and that the eventual outcome of those lawsuits will not have a material effect on the Company's financial position or results of operations.

NOTE 9. BUSINESS COMBINATIONS:

    During 1997, the Company acquired eight companies. Four of the acquisitions were accounted for using the pooling-of-interests accounting method. On January 3, 1997, the Company completed the acquisition of a distributor of promotional products for 2,841,415 shares of its common stock. Two other promotional products distributors and one telemarketing company were also acquired for an aggregate of 938,310 shares of the Company's common stock. The consolidated financial statements for all periods presented have been restated to include the results of these acquired companies.

    In addition to the acquisitions discussed above, the Company acquired two U.S. and two European based distributors of promotional products during 1997 that were accounted for as purchases. The U.S. based companies were acquired for an aggregate of 221,773 shares of the Company's common stock. The common stock issued in the U.S. based acquisitions had an aggregate fair market value of approximately $5.3 million. The European based companies were purchased for an aggregate of $6.0 million in cash and 190,237 shares of the Company's common stock. The common stock issued in the European based acquisitions had an aggregate fair market value of approximately $5.2 million. Total goodwill recognized for these four acquisitions was approximately $13.2 million. The consolidated financial statements include the results of these acquired companies since the date of acquisition.

    During 1996, the Company acquired two companies. One of the companies was accounted for under the purchase method of accounting and acquired for approximately 400 shares of the Company's common stock and the assumption of certain liabilities. This acquisition was not material to the Company's consolidated financial statements.

    The second acquisition was completed on September 30, 1996 and was accounted for as a pooling-of-interests. The Company issued 3,187,500 shares of its common stock for all the outstanding shares of two telemarketing companies. Accordingly, the consolidated financial statements for all periods presented have been restated to include the results of these acquired companies.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. BUSINESS COMBINATIONS: (CONTINUED)

    During 1995, the Company acquired three companies. Two of the three acquisitions were accounted for under the purchase method of accounting. These two businesses were acquired for an aggregate of approximately $1,300,000 in cash, 227,484 shares of the Company's common stock and the assumption of certain liabilities. The common stock issued had an approximate fair market value of $852,000 at the date of closing. These two acquisitions were not determined to be material to the Company's consolidated financial statements. The third acquisition was completed on December 28, 1995 and was accounted for as a pooling-of-interests. The Company issued 751,596 shares of its common stock for all the outstanding shares of a distributor of promotional products.

NOTE 10. CAPITAL STOCK AND EARNINGS PER SHARE:

    In November, 1995, the Company sold, through a public offering, 3,093,750 shares of its common stock. The Company realized net proceeds of approximately $24.5 million from the offering.

    In connection with the termination of acquired companies' S Corporation status, the Company was required to transfer undistributed retained earnings to common stock. Dividends paid by the predecessor companies are shown as a reduction of retained earnings to the extent of their net income, with the remainder reducing common stock.

    The Company adopted FASB Statement No. 128, EARNINGS PER SHARE, in the fourth quarter of 1997. Under this statement, basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of shares assuming dilution. Dilutive shares reflect additional shares that would be outstanding if dilutive stock options and warrants outstanding were exercised during the period. The computation of net income per share is as follows:

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE
                                                                              AMOUNTS)
Net Income (pro forma for 1996 and 1995).........................     13,882      8,241      4,070
Net income per share--Basic:
  Weighted average common shares.................................     20,723     20,033     16,843
  Net income per share--Basic....................................        .67        .41        .24
Net income per share--Diluted:
  Weighted average common shares.................................     20,723     20,033     16,843
  Effect of dilutive stock options and warrants..................        989      1,115        518
                                                                   ---------  ---------  ---------
  Weighted average shares assuming Dilution......................     21,712     21,148     17,361
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
  Net income per share--Diluted..................................        .64        .39        .23
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    In January, 1995, the Company issued 300,000 shares of restricted common stock to a sales representative in lieu of cash commission payments on sales to a customer. These shares were issued under one of the stock Plans described in
Note 12 and have been included as a component of shareholders' equity.

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 11. STOCK WARRANTS:

    In January, 1995, the Company signed a multi-year agreement to provide premium promotional products to a customer. The initial term of the agreement was five years, but was extended through 2004 in December, 1995. In connection with the initial term of the agreement, the Company issued warrants to purchase 749,434 shares of the Company's common stock at fair market value on the date of grant. These warrants vest at the end of nine years but can be accelerated if minimum purchase levels are achieved. The Company also issued 374,806 warrants in connection with the extension of the agreement. These warrants also have an exercise price at the fair market value on date of grant and expire January 11, 2011. These warrants have been accounted for under the provisions of FASB Statement No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, which requires warrants issued to non-employees be recorded at fair value. Accordingly, the value of these warrants has been recorded as a deferred marketing cost and included as a component of shareholders' equity. This cost will be charged against income over the five-year term of the extension, beginning in January, 2000.

NOTE 12. STOCK OPTIONS:

    The Company has two stock plans which provide for reservation and issuance of options to purchase shares of the Company's common stock, restricted stock, stock appreciation rights and phantom stock awards. The number of options, shares or rights to be issued and the terms thereof are at the discretion of the Compensation Committee of the Company's Board of Directors. Pursuant to the plans, an aggregate

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 12. STOCK OPTIONS: (CONTINUED)
of 5,389,881 shares of the Company's common stock have been reserved. At December 31, 1997, there were an aggregate of 39,505 shares available for future grant under the plans. Subsequent to year end, the Company increased the number of shares authorized under one of the plans by 1,500,000. The exercise price for incentive stock options and non-qualified stock options granted under the plans may not be less than 100% and 85%, respectively, of the fair market value of the common stock at the date of grant. As granted under the plans, the majority of the options vest annually over two or three years, commencing one year from the date of grant. All options granted under the plans expire ten years from the date of grant.

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. FASB Statement No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, (SFAS 123) was issued in 1995. As permitted, the Company will continue its current method of accounting for stock-based compensation while complying with the new disclosure requirements of SFAS 123. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                        1997       1996       1995
                                                                                      ---------  ---------  ---------
Net income (pro forma for 1996 and 1995)
  As reported.......................................................................  $  13,882  $   8,241  $   4,070
  Pro forma.........................................................................  $   6,179  $   5,899  $   3,567
Basic net income per share
  As reported.......................................................................  $    0.67  $    0.41  $    0.24
  Pro forma.........................................................................  $    0.30  $    0.29  $    0.21
Diluted net income per share
  As reported.......................................................................  $    0.64  $    0.39  $    0.23
  Pro forma.........................................................................  $    0.28  $    0.28  $    0.21

    Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions; risk free interest rates between 6.4% and 6.8% in 1997, 5.2% and 6.2% in 1996 and between 5.9% and 6.9% in 1995; zero dividend yield for all years; expected lives of 5 years for all years; and volatility of 30 percent for all years.

    A summary of the status of the Company's fixed stock option plan and warrants issued as of December 31, 1997, 1996, and 1995, and changes during the years ending on those dates is presented below:

                                                   1997                       1996                       1995
                                         -------------------------  -------------------------  -------------------------
                                                        WEIGHTED                   WEIGHTED                   WEIGHTED
                                                         AVERAGE                    AVERAGE                    AVERAGE
                                                        EXERCISE                   EXERCISE                   EXERCISE
                                            SHARES        PRICE        SHARES        PRICE        SHARES        PRICE
                                         ------------  -----------  ------------  -----------  ------------  -----------
BEGINNING OUTSTANDING..................     3,501,540   $   13.47      2,497,405   $    5.47      1,058,717   $    3.02
GRANTED
  Price equal to fair value............     1,876,302   $   24.09      1,152,464   $   16.53      1,523,372   $    7.01
  Price in excess of fair value........       --           --            500,938   $   33.57          2,813   $    5.53
EXERCISED..............................      (252,623)  $    7.31       (614,305)  $    3.26        (80,852)  $    2.65
CANCELLED..............................       (41,437)  $   19.70        (34,962)  $   10.52         (6,645)  $    2.72
                                         ------------  -----------  ------------  -----------  ------------       -----
ENDING OUTSTANDING.....................     5,083,782   $   17.63      3,501,540   $   13.47      2,497,405   $    5.47
EXERCISABLE AS OF 12/31................     2,316,553                  1,174,396                  1,194,580
Weighted average fair value of options
  granted:
Price equal to Fair Value..............         $9.39                      $6.12                      $3.18
Price in excess of Fair Value..........       --                           $7.88                      $2.00
                                         ------------               ------------               ------------

    The following table summarizes information about fixed stock options and warrants outstanding at December 31, 1997:

                                                               OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                  ---------------------------------------------  -----------------------
                                                                                     WEIGHTED                 WEIGHTED
                                                    NUMBER      WEIGHTED AVERAGE      AVERAGE      NUMBER      AVERAGE
                                                  OUTSTANDING       REMAINING        EXERCISE    EXERCISABLE  EXERCISE
RANGE OF EXERCISE PRICES                           12/31/97     CONTRACTUAL LIFE       PRICE      12/31/97      PRICE
------------------------------------------------  -----------  -------------------  -----------  ----------  -----------
$2.20 - $3.56...................................   1,039,348             6.76        $    3.43      789,575   $    3.39
$5.23 - $13.67..................................   1,150,582             9.23        $   12.11      494,416   $   10.77
$14.00 - $25.00.................................   1,109,248             9.00        $   20.48      473,016   $   19.25
$25.13 - $28.75.................................   1,282,773             9.13        $   25.36      391,964   $   25.49
$32.76 - $33.60.................................     501,831             8.90        $   33.60      167,582   $   33.60
                                                  -----------             ---       -----------  ----------  -----------
$2.20 - $33.60..................................   5,083,782             8.62        $   17.63    2,316,553   $   14.13
                                                  -----------             ---       -----------  ----------  -----------

                    HA-LO INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 13. BUSINESS SEGMENT INFORMATION:

    Segment information by industry for the years ended December 31, 1997, 1996, and 1995 follows:

                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
REVENUES:
Promotional Products.........................................................  $  349,761  $  289,132  $  239,281
Telemarketing................................................................      64,030      55,290      43,799
                                                                               ----------  ----------  ----------
  Total Consolidated.........................................................  $  413,791  $  344,422  $  283,080
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
OPERATING INCOME:
Promotional Products(1)......................................................  $   19,010  $    9,613  $    5,792
Telemarketing................................................................       6,009       5,111       3,140
                                                                               ----------  ----------  ----------
  Total Consolidated.........................................................  $   25,019  $   14,724  $    8,932
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
IDENTIFIABLE ASSETS(2):
Promotional Products.........................................................  $  163,025  $   94,033  $   79,460
Telemarketing................................................................      17,543      12,289      10,543
                                                                               ----------  ----------  ----------
  Total Consolidated.........................................................  $  180,568  $  106,322  $   90,003
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

------------------------
(1) Includes corporate overhead expenses and non-recurring acquisition charges for all periods presented.

(2) Consists primarily of receivables, inventories and property and equipment. Cash, short-term investments and other assets are considered corporate assets and are therefore not included.

NOTE 14. UNAUDITED SELECTED QUARTERLY OPERATING RESULTS:

    The following table represents unaudited selected financial information for the eight quarters ended December 31, 1997. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments which management considers necessary for a fair presentation of the results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period. All periods presented have been adjusted to reflect the effects of an entity acquired in the fourth quarter 1997 and accounted for using the pooling-of-interests method of accounting.

                                                                             QUARTER ENDED
                                    ------------------------------------------------------------------------------------------------
                                                         1997                                             1996
                                    ----------------------------------------------  ------------------------------------------------
                                      MAR. 31      JUNE 30    SEPT. 30    DEC. 31     MAR. 31      JUNE 30     SEPT. 30     DEC. 31
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Net sales
  Previously reported.............   $  80,379    $  90,854   $  98,297  $ 130,820   $  67,849    $  78,489    $  85,196   $ 106,723
  Effect of acquired company......       3,224        3,224       2,120      4,873       1,513        1,518        1,519       1,615
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
    Total.........................      83,603       94,078     100,417    135,693      69,362       80,007       86,715     108,338
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
Gross profit
  Previously reported.............      24,920       28,110      31,291     44,343      18,137       22,580       24,807      32,593
  Effect of acquired company......       1,212        1,212         814      1,905         432          471          470         672
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
    Total.........................      26,132       29,322      32,105     46,248      18,569       23,051       25,277      33,265
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
Net income per share-diluted (pro
  forma in 1996)
  Previously reported.............   $     .03    $     .12   $     .17  $     .32   $     .03    $     .08    $     .08   $     .21
  Effect of acquired company......   $  --        $  --       $  --      $  --       $  --        $  --        $  --       $     .01
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
    Total.........................   $     .03    $     .12   $     .17  $     .32   $     .03    $     .08    $     .08   $     .20
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------
                                    -----------  -----------  ---------  ---------  -----------  -----------  -----------  ---------

NOTE 15. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS:

    Prior to October 27, 1997, the Company's stock was quoted on the Nasdaq National Market under the symbol "HALO." The Company's common stock is now traded on the New York Stock Exchange under the symbol "HMK", and was held by approximately 3,800 shareholders of record as of March 23, 1998. The following table sets forth the range of high and low sales prices for each quarterly period in 1997 and 1996 and reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                          HIGH     LOW
                                          -----   -----
1997
First Quarter...........................  29      121/2
Second Quarter..........................  251/4   141/2
Third Quarter...........................  295/16  221/2
Fourth Quarter..........................  293/8   231/4
1996
First Quarter...........................  153/8   103/4
Second Quarter..........................  2313/16 143/8
Third Quarter...........................  25      151/4
Fourth Quarter..........................  323/16  213/4

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                ----------------

                               TABLE OF CONTENTS

                                                         Page
                                                       ---------

Prospectus Summary...................................          3
Risk Factors.........................................          7
Forward-Looking Statements...........................         11
Recent Developments..................................         12
Use of Proceeds......................................         12
Price Range of Common Stock and Dividend Policy......         13
Capitalization.......................................         14
Selected Financial Data..............................         15
Management's Discussion and Analysis of Financial
  Condition and Results of Operations................         16
Business.............................................         19
Management...........................................         27
Principal and Selling Shareholders...................         30
Shares Eligible for Future Sale......................         33
Underwriting.........................................         34
Notice to Canadian Residents.........................         35
Legal Matters........................................         36
Experts..............................................         36
Additional Information...............................         37
Incorporation of Certain Documents by Reference......         38
Index to Financial Statements........................        F-1

                                     [LOGO]

                             HA-LO INDUSTRIES, INC.

                                5,500,000 Shares
                                  Common Stock
                                 (no par value)

                                   PROSPECTUS

                           Credit Suisse First Boston

                             ABN AMRO Incorporated

                              Merrill Lynch & Co.

                           Morgan Stanley Dean Witter

--------------------------------------------------------------------------------
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